UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2022

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2022

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endou
Name:	Toshinao Endou
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended September 30, 2022 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on November 29, 2022 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated November 14, 2022. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is being filed in the context of other prior disclosures filed by MUFG in Japan and discusses selected recent developments taking into account those prior disclosures. Accordingly, you may need to review the following disclosure, together with other prior disclosures, to obtain all of the information that is important to you. For a more complete discussion of the background to information provided below, please see our annual report on Form 20-F for the fiscal year ended March 31, 2022 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

The following disclosure contains forward-looking statements, which, unless specifically stated otherwise, reflects our understanding as of the date of filing of the Quarterly Securities Report. Actual results may significantly differ from those expressed or implied by such forward-looking statements. In addition, although the Risk Committee identified the top risks below, there may be other material risks that emerge as we operate our businesses.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2022 filed in Japan on June 27, 2022 The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in our most recent annual securities report filed in Japan.

We determine the significance of various risk scenarios based on their impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in October 2022 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios
A decline in profitability (including a decline in net interest income)

•  Our overall profitability may be adversely affected by, among other things, a decline in our net interest income due to low interest rates in Japan, an increase in net valuation losses on debt securities due to a rise in foreign currency (such as U.S. dollar) interest rates, and an increase in our funding costs.

Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
An increase in credit costs

•  Sudden deterioration in global economic activities may result in an increase in our credit costs.

•  Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•  Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•  System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to external circumstances or events (such as health pandemics, earthquakes, floods, terrorism and geopolitical conflicts)

•  Health pandemics, natural disasters, conflicts, terrorism, geopolitical conflicts and ensuing economic sanctions may result in disruptions to all or part of our operations or an increase in costs and expenses in addressing such circumstances or events.

Risks relating to climate changes

•  If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•  Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

*

These risk events are among the risk events that were reported to MUFG’s Board of Directors following the Risk Committee’s discussion in October 2022. These risk events include risk events of general applicability.

7.	Risks relating to the sale of MUFG Union Bank, N.A.

On September 21, 2021, MUFG and MUFG Bank (the Bank) agreed with U.S. Bancorp (USB) to sell all shares in MUFG Union Bank, N.A. (MUB), which are owned through MUFG Americas Holdings Corporation (MUAH), the Bank’s U.S. subsidiary, and entered into a Share Purchase Agreement.

All of the regulatory approvals necessary to complete the transfer of the MUB shares to USB (the Share Transfer) and related transactions contemplated by the Share Purchase Agreement have been obtained on or prior to October 19, 2022. Accordingly, the closing of the Share Transfer is expected to occur on December 1, 2022, subject to the satisfaction of the remaining closing conditions. If there is any unexpected delay in satisfaction of these conditions, the Share Transfer may not be completed as we currently expect or at all.

The MUB businesses that will be transferred to USB through the Share Transfer exclude the GCIB (Global Corporate & Investment Banking) business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that will be retained by MUB), the Global Markets business to the extent related to the GCIB business, which consist of transactions with clients and investors, and certain assets and liabilities, etc. that are part of shared middle and back office functions, etc. Such businesses, and the customer assets and liabilities, etc. related to these businesses (including related transactions with such customers), are being transferred to the Bank and MUAH in phases prior to the Share Transfer. In addition, the Bank and USB will enter into a Transitional Service Agreement (TSA) and a Reverse Transitional Service Agreement (RTSA) with an aim for both companies to be able to collaborate to smoothly continue MUB’s customer transactions by MUB and/or the Bank even after the Share Transfer and to provide even higher quality financial services. These planned business transfer and provision of services under the TSA and the RTSA are expected to require implementation of multiple complex measures in a short period of time and, especially with respect to systems, require, among other things, provision of assistance to USB in integrating certain systems and preparation for sharing certain systems with USB. These requirements are expected to impose various burdens on us. Such burdens on us may be greater than currently expected due to unanticipated future developments.

If the Share Transfer is not completed as planned by MUFG, including for any of the reasons described above, or if our actual costs and other requirements in connection with the Share Transfer exceed our current expectations, our business strategies, financial condition and results of operations may be adversely affected.

Additional Japanese GAAP Financial Information for the Six Months Ended September 30, 2022

Consolidated Statements of Cash Flows

	(in millions of yen)
	For the six months ended September 30, 2021	For the six months ended September 30, 2022
Cash flows from operating activities:
Profits before income taxes	1,055,941	533,744
Depreciation and amortization	169,579	153,922
Impairment losses	21,484	6,838
Amortization of goodwill	8,896	10,223
Equity in losses (gains) of equity method investees	(218,377)	(239,246)
Increase (decrease) in allowance for credit losses	(126,418)	(105,504)
Increase (decrease) in reserve for bonuses	(21,967)	(22,343)
Increase (decrease) in reserve for bonuses to directors	(874)	901
Increase (decrease) in reserve for stock payment	(3,499)	73
Decrease (increase) in net defined benefit assets	(48,071)	(51,197)
Increase (decrease) in net defined benefit liabilities	2,766	487
Increase (decrease) in reserve for retirement benefits to directors	(110)	(78)
Increase (decrease) in reserve for loyalty award credits	895	1,286
Increase (decrease) in reserve for contingent losses	(18,626)	(53,360)
Interest income recognized on statement of income	(1,260,434)	(2,363,604)
Interest expenses recognized on statement of income	268,052	690,489
Losses (gains) on securities	(229,957)	835,669
Losses (gains) on money held in trust	341	4,655
Foreign exchange losses (gains)	(170,452)	(4,347,313)
Losses (gains) on sales of fixed assets	(12,840)	(2,611)
Net decrease (increase) in trading assets	1,195,049	(2,711,072)
Net increase (decrease) in trading liabilities	(2,072,843)	3,341,872
Adjustment of unsettled trading accounts	338,816	(18,001)
Net decrease (increase) in loans and bills discounted	3,589,364	(6,628,012)
Net increase (decrease) in deposits	(266,912)	3,005,663
Net increase (decrease) in negotiable certificates of deposit	835,836	2,830,866
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	(1,057,360)	(9,128,473)
Net decrease (increase) in call loans and bills bought and others	2,371,538	(1,569,474)
Net decrease (increase) in receivables under securities borrowing transactions	39,549	234,409
Net increase (decrease) in call money and bills sold and others	237,981	6,734,093
Net increase (decrease) in commercial papers	(247,504)	977,996
Net increase (decrease) in payables under securities lending transactions	(20,023)	(167,215)
Net decrease (increase) in foreign exchanges (assets)	25,988	(200,241)
Net increase (decrease) in foreign exchanges (liabilities)	(142,727)	188,607
Net increase (decrease) in short-term bonds payable	(13,997)	(17,805)
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	216,155	2,633,611
Net increase (decrease) in due to trust accounts	(531,577)	(3,685,153)
Interest income (cash basis)	1,295,774	2,322,079
Interest expenses (cash basis)	(275,786)	(577,003)
Others	421,324	126,512

Sub-total	5,354,972	(7,253,710)

Income taxes	(136,690)	(330,717)
Refund of income taxes	35,591	32,644

Net cash provided by (used in) operating activities	5,253,874	(7,551,783)

	(in millions of yen)
	For the six months ended September 30, 2021	For the six months ended September 30, 2022
Cash flows from investing activities:
Purchases of securities	(53,498,281)	(52,384,629)
Proceeds from sales of securities	37,451,905	29,517,679
Proceeds from redemption of securities	12,688,923	20,579,135
Payments for increase in money held in trust	(506,437)	(508,229)
Proceeds from decrease in money held in trust	482,635	486,619
Purchases of tangible fixed assets	(49,118)	(50,467)
Purchases of intangible fixed assets	(140,866)	(138,820)
Proceeds from sales of tangible fixed assets	51,639	20,575
Proceeds from sales of intangible fixed assets	374	12
Proceeds from transfer of businesses	6,081	—
Proceeds from sales of subsidiaries’ equity affecting the scope of consolidation	2,814	—
Others	(1,099)	(1,979)

Net cash provided by (used in) investing activities	(3,511,428)	(2,480,103)

Cash flows from financing activities:
Proceeds from subordinated borrowings	—	29,000
Proceeds from issuance of subordinated bonds payable and bonds with warrants	149,445	347,804
Payments for redemption of subordinated bonds payable and bonds with warrants	(398,187)	(240,074)
Proceeds from issuance of common stock to non-controlling shareholders	2,132	155
Dividends paid by MUFG	(160,818)	(183,336)
Dividends paid by subsidiaries to non-controlling shareholders	(15,101)	(20,049)
Purchases of treasury stock	(8,505)	(238,700)
Proceeds from sales of treasury stock	5,393	1,993
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(43)	(373)

Net cash provided by (used in) financing activities	(425,684)	(303,581)

Effect of foreign exchange rate changes on cash and cash equivalents	293,032	1,952,849

Net increase (decrease) in cash and cash equivalents	1,609,794	(8,382,618)

Cash and cash equivalents at the beginning of the period	102,980,711	110,763,205

Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	—	(1,925)

Decrease in cash and cash equivalents resulting from absorption via corporate separation	(30)	—

Cash and cash equivalents at the end of the period	104,590,474	102,378,661

Additional Japanese GAAP Financial Information for the Six Months Ended September 30, 2022

1.	Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements

I.	Scope of consolidation

(1)	Number of consolidated subsidiaries: 252

Principal companies:

MUFG Bank, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Securities Holdings Co., Ltd.

Mitsubishi UFJ NICOS Co., Ltd.

ACOM CO., LTD.

(a)	Changes in the scope of consolidation in the six months ended September 30, 2022

MUFG Trading, Ltd. and three other companies were newly included in the scope of consolidation due to new establishment.

Mitsubishi UFJ Investment Services (HK) Limited and three other companies were excluded from the scope of consolidation due to liquidation or other reasons.

(2)	Non-consolidated subsidiaries: None

(3)	Entities not regarded as subsidiaries even though Mitsubishi UFJ Financial Group, Inc. (“MUFG”) owns the majority of voting rights in its own account:

Hygeia Co., Ltd.

OiDE OptoEye, Inc.

HISHOH Biopharma Co., Ltd.

(a)	Reasons for excluding from the scope of consolidation

These entities were not treated as subsidiaries because they were established as property management agents for land trust projects without any intent to control or because MUFG’s consolidated venture capital subsidiaries owned the majority of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

II.	Application of the equity method

(1)	Number of non-consolidated subsidiaries accounted for under the equity method: None

(2)	Number of equity method affiliates: 54

Principal companies:

Mitsubishi HC Capital Inc.

Morgan Stanley

(a)	Changes in the scope of application of the equity method in the six months ended September 30, 2022

Mars Growth Capital Pre-Unicorn Fund, LP and one other company were newly included in the scope of application of the equity method due to new establishment or other reason.

The Chukyo Bank, Ltd. was excluded from the scope of application of the equity method due to the sale of shares.

(3)	Number of non-consolidated subsidiaries not accounted for under the equity method: None

(4)	Number of affiliates not accounted for under the equity method: None

(5)	Entities not regarded as affiliates in which MUFG owns 20% to 50% of their voting rights in its own account:

Hirosaki Co., Ltd.

AKITAYA Co., Ltd.

Shonai Paradiso Co., LTD

Kamui Pharma Co., Ltd.

GEXVal Inc.

Reborna Biosciences, Inc.

Alchemedicine, Inc.

HuLa immune Inc.

DT Axis, Inc.

FELIQS CORPORATION

(a)	Reasons for excluding from the scope of affiliates

These entities were not regarded as affiliates because MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

III.	Semi-annual balance sheet dates of consolidated subsidiaries

(1)	The semi-annual balance sheet dates of the consolidated subsidiaries were as follows:

The end of February:	1 subsidiary
The end of April:	1 subsidiary
The end of June:	173 subsidiaries
The end of September:	77 subsidiaries

(2)	A subsidiary whose semi-annual balance sheet date is the end of February was consolidated based on its preliminary financial statements as of the end of August.

A subsidiary whose semi-annual balance sheet date is the end of April was consolidated based on its preliminary financial statements as of the end of July.

The remaining subsidiaries were consolidated based on their financial statements as of their respective semi-annual balance sheet dates.

Adjustments were made to the consolidated financial statements to reflect any significant transactions within the consolidated group that occurred between the semi-annual balance sheet dates of the relevant subsidiaries and the semi-annual consolidated balance sheet date.

IV.	Accounting policies

(1)	Trading assets and Trading liabilities; Trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“trading purposes”) are presented in “Trading assets” and “Trading liabilities” on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” on the consolidated statement of income.

Trading assets and trading liabilities are stated at fair value as of the consolidated balance sheet date.

With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

(2)	Securities

(a)

Debt securities being held to maturity are stated at amortized cost (using the straight-line method) computed using the moving-average method. Available-for-sale securities are stated at their quoted market prices (cost of securities sold is calculated primarily using the moving-average method), and equity securities with no quoted market price available are stated at acquisition cost computed using the moving-average method.

Net unrealized gains (losses) on available-for-sale securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in the fair value recognized is recorded in current earnings.

(b)	Securities included in trust assets in money held in trust are accounted for on the same basis as noted above in Notes (1) and (2)(a).

Net unrealized gains (losses) on securities in money held in trust which are not held for trading purposes or held to maturity are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivative transactions (excluding those for trading purposes) are stated at fair value as of the consolidated balance sheet date.With respect to derivative transactions, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

(4)	Depreciation and amortization of fixed assets

(a)	Tangible fixed assets (except for lease assets)

Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed using the declining-balance method, and is recorded by allocating the estimated annual depreciation amount evenly to each reporting period. The useful lives are primarily estimated as follows:

Buildings: 15 to 50 years

Equipment: 2 to 20 years

Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily using the straight-line method based on their estimated useful lives and other factors.

(b)	Intangible fixed assets (except for lease assets)

Amortization of intangible fixed assets is computed using the straight-line method.

Development costs for internally used software are amortized using the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(c)	Lease assets

Depreciation or amortization of lease assets in “Tangible fixed assets” or “Intangible fixed assets” under finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(5)	Deferred assets

Bond issuance costs and stock issuance costs are expensed as incurred.

(6)	Allowance for credit losses

Principal domestic consolidated subsidiaries determine the amount of allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in similar condition (“virtually bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“likely to become bankrupt borrowers”), where the amounts of principal repayments and interest payments cannot be reasonably estimated from the borrowers’ cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on likely to become bankrupt borrowers and claims on borrowers requiring close monitoring, where the amounts of principal repayments and interest payments can be reasonably estimated from the borrowers’ cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based mainly on expected losses for the immediately following one-year period or the average remaining term to maturity of loans. Expected losses are calculated by applying a loss rate, which is obtained based on the average rate of historical credit loss experience or historical default probability experience over a certain period, which is derived from actual credit losses or actual defaults over a one-year period or over a period equal to the average remaining term to maturity of loans, with necessary adjustments for future loss projections and other factors.

For claims originated in certain foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by the relevant branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and virtually bankrupt borrowers, the amount of claims exceeding the estimated value of collateral and guarantees, which is deemed uncollectible, is written off. The total amount of write-offs was ¥243,094 million as of September 30, 2022(¥246,542 million as of March 31, 2022).

Consolidated subsidiaries not adopting the procedures stated above provide for allowances based on their historical credit loss experience or other factors for collectively assessed claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(Additional information)

(Allowance for credit losses of certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”))

Certain overseas subsidiaries which apply U.S. GAAP have adopted U.S. Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments—Credit losses,” provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contract. Expected credit losses are calculated collectively for each portfolio of loans with similar risk characteristics based on the loss rates derived from past credit loss experience or bankruptcy experience through the application of a model that incorporates future forecast information, such as macroeconomic variables, into the probability of bankruptcy, etc. In addition, adjustments are made in the calculation of allowance for credit losses for qualitative factors relating to current conditions and future forecasts which may not be sufficiently captured in such model but should be appropriately taken into account. Future uncertainties due to the impact of the COVID-19 pandemic are factored into estimates for the credit loss provisioning through such adjustments based on macroeconomic variables and/or qualitative factors.

With respect to loan assets with deteriorated credit risk that are deemed not to entail risks in common with other loan assets, allowance for credit losses is recognized individually for each loan asset based on risks that are particular to the asset. This credit loss provisioning is done through certain methodologies, including calculating the difference between the carrying amount of the loan asset and the amount of estimated cash flows from the loan asset discounted by the effective interest rate as well as using the fair value of the collateral for the loan asset.

No allowance for credit losses was recorded for the loans reclassified as loans held for sale in connection with the execution of the Share Purchase Agreement pursuant to which all of the shares of MUFG Union Bank, N.A. (“MUB”) held by MUFG Americas Holdings Corporation (“MUAH”) will be sold to U.S. Bancorp (“USB”) because these loans are measured at fair value in accordance with ASC Topic 310, “Receivables”

(Estimated impact of the COVID-19 pandemic and the Russia-Ukraine situation relating to allowance for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of counterparty credit ratings which are based on evaluation and classification of counterparties’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, the uncertain business environment caused by such factors as the prolonged COVID-19 pandemic and Russia-Ukraine situation has had a significant impact on the financial position and operating results of certain counterparties. Determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, MUFG Bank, Ltd. (“the Bank”), our principal consolidated domestic banking subsidiary, determines expected loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. The subsidiary makes such adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, when and to the extent such adjustments are deemed appropriate, by taking into account the rate of increase in the credit loss rate or the default probability in a more recent period, additional expected losses and other factors, especially in light of the COVID-19 pandemic and the Russia-Ukraine situation. The amount of impact of these adjustments was ¥67,098 million as of September 30, 2022 (¥77,572 million as of March 31, 2022).

In addition, certain overseas subsidiaries which apply U.S. GAAP have adopted ASC Topic 326, “Financial Instruments—Credit losses,” provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contracts. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply U.S. GAAP, are based on estimation relating to the economic environment with respect to which objective data are not readily available.

The outlook relating to the COVID-19 pandemic and the Russia-Ukraine situation, which are expected to further impact our counterparties’ operating environment and the economic environment, remains subject to significant uncertainty. Accordingly, we make certain assumptions, including that, although the impact of the COVID-19 pandemic will continue, restrictions on economic activity will be eased mainly in major economies, resulting in gradual decrease in the economic impact, and that the uncertainty in the business environment caused by the Russia-Ukraine situation will remain. The recorded allowance for credit losses represents our best estimation made in a manner designed to ensure objectivity and rationality.

For the six-month period ended September 30, 2022, the assumptions for making estimates relating to allowance for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the outlook relating to the COVID-19 pandemic and the Russia-Ukraine situation were not sufficiently significant to cause such change in the assumptions. However, these assumptions are highly uncertain and, as we continue to monitor risks, including the risk of a significant economic downturn, which may increase due to, for example, prolongation of high global inflation and acceleration of monetary tightening, significant additional provision for credit losses may be recognized for the nine-month period ending December 31, 2022 and subsequent reporting periods due to such and other developments affecting the financial performance of counterparties or the economic environment.

(7)	Reserve for bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(8)	Reserve for bonuses to directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(9)	Reserve for stocks payment

Reserve for stocks payment, which is provided for future payments of compensation under the stock compensation plan for directors and officers of MUFG and certain domestic consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of compensation as of the consolidated balance sheet date.

(10)	Reserve for retirement benefits to directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of benefits as of the consolidated balance sheet date.

(11)	Reserve for loyalty award credits

Reserve for loyalty award credits, which is provided for the future redemption of points awarded to customers through Super IC Cards, etc., is calculated by estimating the amount that will be redeemed in the future based on the monetary amount converted from the awarded but unused points, and is recorded in the appropriate amount as a reserve.

(12)	Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet transactions and various litigation and regulatory matters, is calculated by estimating the impact of such contingent events. This reserve also includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past repayments, the pending claims and other factors.

(13)	Reserves under special laws

Reserves under special laws represent the reserves for contingent liabilities from derivative financial instruments transactions executed for clients, which are recorded in accordance with Article 46-5-1 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance on Financial Instruments Business.

(14)	Retirement benefits

In calculating the amount of benefit obligation, the portion of projected benefit obligation attributed to the six-month period ended September 30, 2022 is determined using the benefit formula basis.

Prior service cost is amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period.

Net actuarial gains (losses) are amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period, primarily beginning in the subsequent fiscal year after such gains (losses) are recognized.

For certain overseas branches of domestic consolidated subsidiaries and certain consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated using the simplified method.

(15)	Revenue Recognition

(a)	Revenue recognition

Revenues arising from contracts with customers are recognized in the consolidated statements of income based on the status of fulfillment of the performance obligations identified in each contract, depending on the actual nature of the transactions under the contract.

(b)	Revenue Recognition for Principal Categories of Transactions

Revenue arising from contracts with customers is recognized using a method that is designed to closely reflect economic reality, with the timing of fulfillment of performance obligations, which is an important factor in determining the timing of revenue recognition, assessed as described below.

In most cases, the consideration for a transaction is settled in cash at the time of the transaction. In other cases, receivables recognized in connection with transactions are generally collected within one year.

Of the fees and commissions, those on remittances and transfers consist mainly of remittance and transfer fees and are recognized as revenue at the time of settlement.

Of the fees and commissions, those on deposits consist mainly of ATM usage fees and periodic account management service fees. ATM usage fees are recognized as revenue at the time of execution of transactions, and periodic account management service fees are recorded as revenue over the service period.

Of the fees and commissions, those on loans consist mainly of the consideration for administration and management services during the tenors of syndicated loans and the consideration for financial and financing advice to clients, and are recorded as revenue over the service period.

Of the fees and commissions, those on trust-related services consist mainly of the consideration for shareholder registry administration services for issuers of stocks, real estate brokerage and appraisal services, and succession services including preparation, maintenance and execution of wills and inheritance management. These fees and commissions are recognized as revenue at the time when the services are provided.

Of the fees and commissions, those on securities-related services consist mainly of fees related to sales and transfers of securities including investment trust, underwriting, brokerage and advisory services, fees related to securitization, and agent fees related to calculation and payment of dividends. Fees on securities-related services are recorded as revenue over the relevant service period. Fees arising from securities-related services that are consumed by a client at a point in time (e.g., sales and transfers of securities executed under the direction of clients, underwriting or securitization of bonds and equity securities which is completed on the date of the transaction, provision of advice to clients, and calculation and payment to investors of dividends) are recognized as revenue at such point in time. Fees arising from securities-related services that are used by a client at equal intervals over the service period (e.g., retainer fees for M&A advisory services) are recognized as revenue over such service period. Fees to be paid when a particular performance target is achieved (e.g., success fees for M&A advisory services) are recognized as revenue at the time when such performance target is achieved.

Of the fees and commissions, those on credit card business consist mainly of credit card merchant fees and royalty fees from franchised merchants. Merchant fees are recorded as revenue at the time when the credit sale data is received, and royalty fees from franchised merchants are recorded as revenue over the service period.

Of the fees and commissions, those on administration and management services for investment funds and investment advisory services arise mainly from asset management and investment advisory services and consist of asset management fees, success fees and investment advisory fees related to investment trusts. Asset management fees and investment advisory fees are recognized as revenue as MUFG’s performance obligations are satisfied over the service period in the amount MUFG is entitled to charge based on the balance of assets under management. Performance-based success fees are recognized as revenue at the time when performance targets are met and it is deemed highly likely that there will be no material reversal of the recognized revenue.

Trust fees consist mainly of fees on administration and management of trust assets and are recognized as revenue as MUFG’s performance obligations are satisfied over the service period in the amount MUFG is entitled to charge based generally on the balance of assets under management for each trust or the performance of each trust account for an accounting period.

(16)	Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at exchange rates prevailing at the respective balance sheet date.

(17)	Leasing transactions

(As Lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to purchases, and depreciation of lease assets is computed using the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(As Lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income.”

(18)	Hedge accounting

(a)	Hedge accounting for interest rate risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions to hedge interest rate risks arising from financial assets and liabilities, except for certain transactions qualifying for special hedge accounting treatment of interest rate swaps. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Committee Practical Guidelines No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (March 17, 2022), and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), is primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with JICPA Industry Committee Practical Guidelines No. 24. With respect to hedging transactions to offset fluctuations in the fair value of fixed rate bonds classified as available-for-sale securities, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows of forecasted transactions related to floating rate deposits, loans and other instruments as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with JICPA Industry Committee Practical Guidelines No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

(b)	Hedge accounting for foreign currency risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies, except for certain transactions qualifying for the allocation method applicable to forward exchange contracts and other contracts. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Committee Practical Guidelines No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (October 8, 2020). Hedging instruments (e.g., currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging or individual hedging is applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates and from available-for-sale securities (other than bonds) denominated in foreign currencies. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to available-for-sale securities (other than bonds) denominated in foreign currencies.

(c)	Hedge accounting for stock price fluctuation risks

Individual hedging is applied to hedge market fluctuation risks arising from strategic equity securities held by domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries. Instruments such as total return swaps are used as hedging instruments. The effectiveness of hedging transactions is assessed by the correlation between changes in the fair value of hedged items and changes in the fair value of hedging instruments. The fair value hedge accounting method is applied.

(d)	Transactions among consolidated subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions meet non-arbitrariness and certain other criteria under JICPA Industry Committee Practical Guidelines No. 24 and No. 25 and are regarded as equivalent to external third-party cover transactions.

(19)	Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet.

(20)	Consumption taxes

National and local consumption taxes are primarily excluded from transaction amounts of MUFG and its domestic consolidated subsidiaries. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(21)	Adoption of the Group Tax Sharing System

MUFG and some of its domestic consolidated subsidiaries have adopted the group tax sharing system.

(22)	Accounting of bills discounted and rediscounted

Bills discounted and rediscounted are accounted for as financial trading in accordance with JICPA Industry Committee Practical Guidelines No. 24.

(23)	Accounting standards for foreign subsidiaries

If the financial statements of foreign subsidiaries are prepared in accordance with the International Financial Reporting Standards (“IFRS”) or U.S. GAAP, such financial statements are used in the consolidated accounting process.

If the financial statements of foreign subsidiaries are prepared in accordance with generally accepted accounting principles in each domicile country and not in accordance with IFRS or U.S. GAAP, the financial statements of foreign subsidiaries are mainly rearranged in accordance with U.S. GAAP.

Adjustments are also made when necessary in the consolidated accounting process.

(Changes in Accounting Policies)

(Changes in Accounting Policies Due to Revisions to Accounting Standards, etc.)

(Implementation Guidance on Accounting Standard for Fair Value Measurement)

Accounting Standard Board of Japan (“ASBJ”) Implementation Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, June 17, 2021) (“Implementation Guidance on Fair Value Measurement”), has been applied from the beginning of the six-month period ended September 30, 2022. In accordance with the transitional treatment set forth in paragraph 27-2 of the Implementation Guidance on Fair Value Measurement, MUFG has applied new accounting policies based on the Implementation Guidance on Fair Value Measurement prospectively.

There is no impact on our consolidated financial statements as of the end of and for the six-month period ended September 30, 2022 due to the application of this Guidance.

In accordance with transitional measures set forth in Paragraph 27-3 of the Implementation Guidance on Fair Value Measurement, the note regarding quantitative information about investment trusts under “I. Matters concerning fair value, etc. of financial instruments and breakdown by input level” in “7. Financial Instruments” below does not include information for the fiscal year ended March 31, 2022.

(Additional Information)

(Transition from the Consolidated Taxation System to the Group Tax Sharing System)

MUFG and some of its domestic consolidated subsidiaries have shifted from the consolidated taxation system to the group tax sharing system from the beginning of the six months ended September 30, 2022. Accordingly, the accounting treatment and disclosure of corporate tax, local corporation tax, and tax-effect accounting are applied and made in accordance with ASBJ Practical Issues Task Force Report No. 42, “Practical Solution on the Accounting and Disclosure under the Group Tax Sharing System” (August 12, 2021) (“Practical Issues Report No. 42”). Based on paragraph 32(1) of Practical Issues Report No. 42, MUFG has concluded that there is no impact from the changes in its accounting policies resulting from the application of Practical Issues Report No. 42.

2.	Consolidated Balance Sheets

I.	Equity securities and other capital investments in affiliates

	(in millions of yen)
	March 31, 2022	September 30, 2022
Equity securities in affiliates	¥3,256,142	¥3,774,285
Other capital investments in affiliates	36,163	46,046

The amount of investments in jointly controlled companies included in the amounts in the above table was as follows:

	(in millions of yen)
	March 31, 2022	September 30, 2022
Investments in jointly controlled companies	¥4,893	¥8,369

II.	Securities loaned under unsecured and secured securities lending transactions included in “Securities”and “Monetary claims bought”.

	(in millions of yen)
	March 31, 2022	September 30, 2022
Securities loaned under unsecured and secured securities lending transactions	¥20,608	¥94,668

Securities borrowed under securities borrowing transactions and securities purchased under resale agreements where the borrowers or purchasers have the right to dispose of the securities through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2022	September 30, 2022
Securities re-pledged	¥17,459,614	¥14,154,361
Securities re-loaned	1,814,243	2,163,657
Securities held without disposition	6,148,125	9,461,530

Bank acceptance bills discounted, commercial bills discounted, documentary bills discounted and foreign currency bills bought discounted with the right to dispose of the bills discounted through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2022	September 30, 2022
Bills discounted (face value)	¥1,166,976	¥1,083,703

Foreign currency bills bought which were re-discounted upon transfer

	(in millions of yen)
	March 31, 2022	September 30, 2022
Foreign currency bills re-discounted (face value)	¥8,552	¥9,338

III.

Loans to be disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”) were as follows. Disclosed loans include corporate bonds included in Securities (to the extent that such bonds were issued through private placements as stipulated in Article 2-3 of the Financial Instruments and Exchange Act and that the principal of and interest on such bonds are partly or fully guaranteed by MUFG), Loans and bills discounted, Foreign exchanges, accrued interest and suspense payments included in Other assets, and Customers’ liabilities for acceptances and guarantees, each as included in the consolidated balance sheets, and securities loaned (to the extent borrowers have the right to sell or pledge such securities) as included in the notes to the consolidated balance sheets.

	(in millions of yen)
	March 31, 2022	September 30, 2022
Bankrupt or De facto Bankrupt	¥252,148	¥251,057
Doubtful	¥799,214	¥789,126
Special Attention	¥420,453	¥438,723
Accruing loans contractually past due 3 months or more	¥12,104	¥19,801
Restructured loans	¥408,348	¥418,921
Subtotal	¥1,471,816	¥1,478,907
Normal	¥122,326,614	¥133,483,280
Total	¥123,798,430	¥134,962,187

Bankrupt or De facto Bankrupt represents loans to borrowers that are bankrupt or in substantially similar condition due to reasons including a petition being filed to commence bankruptcy, reorganization or rehabilitation proceedings.

Doubtful represents loans to borrowers that are not yet in a state of bankruptcy but that are in deteriorated financial condition, with deteriorated operating results, and with a high likelihood of loan principal and interest not being collected or received in accordance with contractual terms, other than loans included in the Bankrupt or De facto Bankrupt category.

Accruing loans contractually past due 3 months or more represent loans with respect to which principal repayments or interest payments have been past due for 3 months or more, other than loans included in the Bankrupt or De facto Bankrupt category or the Doubtful category.

Restructured loans represent loans that have been modified with concessionary terms, including interest rate reductions, deferral of interest payments, deferral of principal repayments, waivers of loan claims and other renegotiated terms, that are favorable to borrowers, for the purpose of assisting such borrowers in improving their financial condition, other than loans included in the Bankrupt or De facto Bankrupt category, the Doubtful category or the Accruing loans contractually past due 3 months or more category.

Normal represents loans with no particular issues identified in terms of the financial condition and results of operations of borrowers and thus not included in the Bankrupt or De facto Bankrupt category, the Doubtful category, the Accruing loans contractually past due 3 months or more category or the Restructured loan category.

The amounts provided in the table above represent gross amounts before deduction of allowance for credit losses.

IV.	Assets pledged as collateral

Assets pledged as collateral and their relevant liabilities as of March 31, 2022 and September 30, 2022 were as follows:

	(in millions of yen)
	March 31, 2022	September 30, 2022
Assets pledged as collateral:
Cash and due from banks	¥4,137	¥4,889
Trading assets	272,895	254,493
Securities	18,130,636	7,496,827
Loans and bills discounted	11,552,990	13,375,941
Other assets	5,292	1,883
Tangible fixed assets	4,926	4,782

Total	¥29,970,878	¥21,138,818

Relevant liabilities to above assets:
Deposits	¥577,699	¥583,053
Call money and bills sold	5,702	—
Trading liabilities	15,713	214
Borrowed money	29,339,072	20,326,666
Bonds payable	35,781	36,944
Other liabilities	4,930	3,011

In addition to the above, the following assets were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts for futures and other transactions:

	(in millions of yen)
	March 31, 2022	September 30, 2022
Cash and due from banks	¥14	¥—
Monetary claims bought	30,347	35,912
Trading assets	1,435,764	2,007,350
Securities	14,292,419	16,129,483
Loans and bills discounted	5,487,371	5,975,881
Furthermore, the following assets were sold under repurchase agreements or loaned under securities lending transactions with cash collateral as of March 31, 2022 and September 30, 2022:
	(in millions of yen)
	March 31, 2022	September 30, 2022
Trading assets	¥1,938,540	¥2,198,437
Securities	9,931,784	18,540,315

Total	¥11,870,325	¥20,738,753

Relevant liabilities to above assets:
Payables under repurchase agreements	¥13,465,290	¥22,111,796
Payables under securities lending transactions	504,422	380,174

In addition, the following assets were pledged under general collateral repurchase agreements using the subsequent collateral allocation method as of March 31, 2022 and September 30, 2022:

	(in millions of yen)
	March 31, 2022	September 30, 2022
Trading assets	¥2,774,134	¥2,130,299
Securities	695,798	1,682,703

Total	¥3,469,932	¥3,813,002

V.	Non-recourse debt of consolidated special purpose companies was as follows.

	(in millions of yen)
	March 31, 2022	September 30, 2022
Non-recourse debt
Borrowed money	¥2,100	¥2,100
Bonds payable	6,154	9,422
Relevant assets to above non-recourse debt:
Cash and due from banks	¥726	¥846
Securities	4,118	9,676
Loans and bills discounted	20,000	20,000
Other assets	173	208
Tangible fixed assets	4,926	4,782

The above table includes certain assets reported in the immediately preceding Item IV.

VI.

Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there has been no breach of contracts. The total amount of the unused portion of these facilities as of March 31, 2022 and September 30, 2022 was as follows:

	(in millions of yen)
	March 31, 2022	September 30, 2022
Unused overdraft facilities and commitment lines of credit	¥91,546,435	¥97,567,178

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses that allow MUFG’s consolidated subsidiaries to decline a borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial market condition or deterioration in a borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request a borrower to pledge real property and/or securities as collateral upon signing of a contract and will perform periodic monitoring on a borrower’s business condition in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiation of a request for additional collateral and/or guarantees.

VII.	The amount of assets that belonged to the declaration of trust for which a domestic trust banking subsidiary was the settlor and the trustee was as follows:

	(in millions of yen)
	March 31, 2022	September 30, 2022
Loans and bills discounted	¥462,268	¥493,172

VIII.

In accordance with the “Law concerning Revaluation of Land” (the “Land Revaluation Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess that were recognized as “Deferred tax liabilities for land revaluation,” is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ Land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries: March 31, 1998.

Domestic consolidated trust banking subsidiaries: March 31, 1998, December 31, 2001 and March 31, 2002.

The method of revaluation as set forth in Article 3, Paragraph 3 of the Land Revaluation Law:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of the National Land Planning Law” stipulated in Article 2-2 of the Ordinance, (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value that is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the Ordinance with price adjustments for shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the Ordinance with price adjustments for time.

In addition, some of MUFG’s affiliates that were accounted for under the equity method conducted a revaluation for land used for business operations on March 31, 2002.

IX.	Accumulated depreciation on tangible fixed assets

	(in millions of yen)
	March 31, 2022	September 30, 2022
Accumulated depreciation on tangible fixed assets	¥1,171,014	¥1,203,422

X.	Subordinated borrowings with special contractual provisions which rank below other debts with regard to the fulfillment of obligations included in “Borrowed money”

	(in millions of yen)
	March 31, 2022	September 30, 2022
Subordinated borrowings	¥259,500	¥288,500

XI.	Subordinated bonds included in “Bonds payable”

	(in millions of yen)
	March 31, 2022	September 30, 2022
Subordinated bonds	¥3,726,693	¥3,862,490

XII.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2022	September 30, 2022
Principal-guaranteed money trusts	¥7,064,123	¥5,449,219

XIII.

Guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2022	September 30, 2022
Guarantee obligations for private placement bonds	¥259,497	¥299,500

XIV.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

3. Consolidated Statements of Income

I.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2021	2022
Equity in earnings of the equity method investees	¥218,377	¥239,246
Gains on sales of equity securities	145,337	147,037

II.	“General and administrative expenses” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2021	2022
Personnel expenses	¥624,102	¥660,222
Depreciation and amortization	169,579	153,922

III.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2021	2022
Write-offs of loans	¥68,856	¥294,116
Write-offs of equity securities	5,200	55,507
Outsourcing expenses of consolidated subsidiaries’ operating information services	14,899	13,544

IV.	(Additional information)

In connection with the planned sale of the shares in MUB, MUAH recognized an aggregate of ¥631,861 million of losses for the six months ended June 30, 2022, primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” The aggregate losses reflected ¥385,215 million of valuation losses related to securities held for sale recorded as Other operating expenses and ¥232,571 million of valuation losses related to loans held for sale recorded as Other ordinary expenses.

4.	Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2021

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2021	Number of shares increased	Number of shares decreased	Number of shares as of September 30, 2021	Note
Issued shares:
Common stock	13,581,995	—	—	13,581,995

Total	13,581,995	—	—	13,581,995

Treasury stock:
Common stock	737,192	13,409	8,717	741,884	(Notes 1 and 2)

Total	737,192	13,409	8,717	741,884

(Notes)

1.

The increase in the number of shares of common stock held in treasury by 13,409 thousand shares was due to the acquisition of shares for the BIP trust, the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit and an increase in the number of shares held by equity method affiliates. The decrease in the number of shares of common stock held in treasury by 8,717 thousand shares was due to the sale of shares for the BIP trust, the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.

2.

The number of shares of common stock held in treasury as of April 1, 2021 and September 30, 2021 includes 27,002 thousand shares and 31,668 thousand shares held by the BIP trust, respectively. For the six months ended September 30, 2021, the number of shares held by the BIP trust increased by 13,381 thousand shares and decreased by 8,715 thousand shares.

II.	Information on share subscription rights

None.

III.	Information on cash dividends

(1)	Cash dividends paid during the six-month period ended September 30, 2021

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2021	Common stock	160,918	12.5	March 31, 2021	June 30, 2021

(Note)	The total dividend amount includes ¥337 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the six-month period ended September 30, 2021 and the effective date of which was after the six-month period

Date of approval	Type of stock	Total dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Meeting of Board of Directors on November 15, 2021	Common stock	173,791	Retained earnings	13.5	September 30, 2021	December 6, 2021

(Note)	The total dividend amount includes ¥427 million of dividends on the treasury shares held by the BIP trust.

For the six months ended September 30, 2022

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2022	Number of shares increased	Number of shares decreased	Number of shares as of September 30, 2022	Note
Issued shares:
Common stock	13,281,995	—	—	13,281,995

Total	13,281,995	—	—	13,281,995

Treasury stock:
Common stock	667,296	327,308	2,912	991,692	(Notes 1 and 2)

Total	667,296	327,308	2,912	991,692

(Notes)

1.

The increase in the number of shares of common stock held in treasury by 327,308 thousand shares was due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation and the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit. The decrease in the number of shares of common stock held in treasury by 2,912 thousand shares was due to the sale of shares for the BIP trust, the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.

2.

The number of shares of common stock held in treasury as of April 1, 2022 and September 30, 2022 includes 31,660 thousand shares and 28,749 thousand shares held by the BIP trust, respectively. For the six months ended September 30, 2022, the number of shares held by the BIP trust decreased by 2,911 thousand shares.

II.	Information on share subscription rights

None.

III.	Information on cash dividends

(1)	Cash dividends paid during the six-month period ended September 30, 2022

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2022	Common stock	183,396	14.5	March 31, 2022	June 30, 2022

(Note)	The total dividend amount includes ¥459 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the six-month period ended September 30, 2022 and the effective date of which was after the six-month period

Date of approval	Type of stock	Total dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Meeting of Board of Directors on November 14, 2022	Common stock	197,131	Retained earnings	16.0	September 30, 2022	December 5, 2022

(Note)	The total dividend amount includes ¥459 million of dividends on the treasury shares held by the BIP trust.

5.	Consolidated Statements of Cash Flows

I.	“Cash and cash equivalents” compared to items presented on the consolidated balance sheet

The amount of “Cash and cash equivalents” is equal to the amount of “Cash and due from banks” on the consolidated balance sheet.

6.	Leases

Operating leases

I.	Lessee

Future lease payments, including interest expenses, under non-cancelable operating leases as of March 31, 2022 and September 30, 2022 were as follows:

	(in millions of yen)
	March 31, 2022	September 30, 2022
Due within one year	¥41,168	¥41,587
Due after one year	112,978	116,465

Total	¥154,147	¥158,052

(Note) The above table does not include lease payments that are booked as “Right-of-use assets” at overseas subsidiaries.

II.	Lessor

Future lease receivables, including interest receivables, under non-cancelable operating leases as of March 31, 2022 and September 30, 2022 were as follows:

	(in millions of yen)
	March 31, 2022	September 30, 2022
Due within one year	¥5,486	¥7,927
Due after one year	29,042	57,637

Total	¥34,529	¥65,565

7.	Financial Instruments

I.	Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the consolidated balance sheet, the fair value of financial instruments, the difference between them as well as a breakdown of financial instruments by input level are as follows.

The following tables do not include investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of ASBJ Implementation Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, June 17, 2021) (“Implementation Guidance on Fair Value Measurement”), stocks with no market price, etc. and investments in partnerships and others which are accounted for in accordance with Paragraph 24-16 of the Implementation Guidance on Fair Value Measurement. (See Note (*2) to each of the tables in (1), (Note 3) and (Note 4) below.)

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value calculation.

Level 1: Fair value determined based on (unadjusted) quoted prices in active markets for identical assets or liabilities

Level 2: Fair value determined based on directly or indirectly observable inputs other than the Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

Where multiple inputs are used with a significant impact on the fair value calculation, the fair value of a financial instrument is classified based on the lowest of the priority levels to which any of those inputs belongs.

(1)	Financial assets and liabilities at fair value on the consolidated balance sheets

As of March 31, 2022

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	817,335	238,878	1,056,213
Trading assets (*2)	6,699,555	3,967,410	57,124	10,724,090
Money held in trust (Trading purpose / Other)	—	1,240,956	8,957	1,249,914
Securities (Available-for-sale securities)	44,649,269	22,692,890	452,414	67,794,574
Domestic equity securities	4,595,207	18,497	—	4,613,704
Government bonds	30,989,318	422,535	—	31,411,854
Municipal bonds	—	4,146,145	—	4,146,145
Short-term corporate bonds	—	1,010,637	—	1,010,637
Corporate bonds	—	3,862,485	2,519	3,865,004
Foreign equity securities	184,157	1,906	32,535	218,599
Foreign bonds	8,866,996	13,086,264	77,265	22,030,527
Other securities (*2)	13,589	144,419	340,092	498,101

Total assets	51,348,825	28,718,592	757,374	80,824,793

Trading liabilities (*2)	5,363,556	135,852	—	5,499,408
Borrowed money (FVO) (*3)	—	251,758	—	251,758
Bonds payable (FVO) (*3)	—	250,986	46,674	297,660

Total liabilities	5,363,556	638,597	46,674	6,048,827

Derivatives (*4) (*5) (*6)	(44,651)	(350,375)	186,601	(208,425)
Interest rate-related derivatives	6,608	(273,126)	110,133	(156,384)
Currency-related derivatives	(1,455)	(83,947)	8,471	(76,931)
Equity-related derivatives	(59,916)	(22,712)	17,423	(65,204)
Bond-related derivatives	10,112	26,257	50,300	86,671
Commodity-related derivatives	—	—	(45)	(45)
Credit-related derivatives	—	3,152	320	3,473
Other derivatives	—	—	(3)	(3)

(*1)	Monetary claims bought consist of securitized products, etc. of ¥1,056,213 million accounted for in the same manner as available-for-sale securities.
(*2)

The amount of investment trusts to which transitional measures are applied in accordance with Paragraph 26 of the Implementation Guidance on Fair Value Measurement is not included in the table above. The amount of such investment trusts on the consolidated balance sheet is financial assets of ¥5,844,791 million and financial liabilities of ¥25,720 million.

(*3)	Some overseas subsidiaries apply the fair value option.
(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented on a net basis, and net liabilities in the aggregate are presented in minus.

(*5)	Derivative transactions to which hedge accounting is applied are reported on the consolidated balance sheet at ¥(481,856) million.
(*6)

Transactions to which hedge accounting is applied include interest rate swap transactions designated as hedging instruments for the purpose of fixing cash flows from hedged loans and other assets. Deferred hedge accounting is applied to these transactions. Of these hedge relationships, all hedge relationships to which “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ PITF No.40, March 17, 2022) applies are accounted for under the standard.

As of September 30, 2022

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	930,008	612,741	1,542,749
Trading assets	5,714,151	5,597,982	56,454	11,368,588
Money held in trust (Trading purpose / Other)	—	1,264,933	7,834	1,272,767
Securities (Available-for-sale securities)	40,453,260	27,413,878	504,520	68,371,659
Domestic equity securities	4,199,337	35,953	476	4,235,767
Government bonds	28,582,282	612,351	—	29,194,634
Municipal bonds	—	3,936,889	—	3,936,889
Short-term corporate bonds	—	91,003	—	91,003
Corporate bonds	—	3,710,205	3,561	3,713,766
Foreign equity securities	150,392	2,071	44,649	197,112
Foreign bonds	7,329,416	13,111,257	66,003	20,506,676
Investment trusts (*2)	187,405	5,794,965	1,864	5,984,235
Other securities	4,426	119,179	387,966	511,573

Total assets	46,167,412	35,206,801	1,181,551	82,555,765

Trading liabilities	5,511,683	187,628	—	5,699,311
Borrowed money (FVO) (*3)	—	162,291	—	162,291
Bonds payable (FVO) (*3)	—	146,390	158,486	304,876

Total liabilities	5,511,683	496,309	158,486	6,166,479

Derivatives (*4) (*5) (*6)	(35,224)	(1,281,797)	264,708	(1,052,314)
Interest rate-related derivatives	22,180	(1,409,102)	208,192	(1,178,729)
Currency-related derivatives	1,926	(20,027)	8,443	(9,657)
Equity-related derivatives	(57,886)	48,155	17,249	7,518
Bond-related derivatives	(1,445)	92,860	29,348	120,763
Commodity-related derivatives	—	—	(25)	(25)
Credit-related derivatives	—	6,316	1,136	7,453
Other derivatives	—	—	362	362

(*1)	Monetary claims bought consist of securitized products, etc. of ¥1,542,749 million accounted for in the same manner as available-for-sale securities.
(*2)

The amount of investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement is not included in the table above. The amount of such investment trusts on the consolidated balance sheet is ¥551,912 million of financial assets.

(*3)	Some overseas subsidiaries apply the fair value option.
(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented on a net basis, and net liabilities in the aggregate are presented in minus.

(*5)	Derivative transactions to which hedge accounting is applied are reported on the consolidated balance sheet at ¥(761,338) million.
(*6)

Transactions to which hedge accounting is applied include interest rate swap transactions designated as hedging instruments for the purpose of fixing cash flows from hedged loans and other assets. Deferred hedge accounting is applied to these transactions. Of these hedge relationships, all hedge relationships to which “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ PITF No.40, March 17, 2022) applies are accounted for under the standard.

(2)	Financial assets and liabilities which are not stated at fair value on the consolidated balance sheets

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges (assets and liabilities), Call money and bills sold, Payables under repurchase agreements, Payables under securities lending transactions, Commercial papers, Short-term bonds payable, Due to trust accounts and Other liabilities are not included in the following tables since they are predominantly short-term (within one year), and their fair values approximate their carrying amounts.

As of March 31, 2022

	(in millions of yen)

Category	Fair value				Amount on consolidated balance sheet	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	—	5,422,565	5,422,565	5,410,608	11,956
Money held in trust (other / held to maturity)	—	81,269	—	81,269	82,578	(1,308)
Securities (held to maturity)	1,758,197	460,056	—	2,218,253	2,218,035	217
Government bonds	1,758,197	—	—	1,758,197	1,748,029	10,167
Municipal bonds	—	173,960	—	173,960	175,071	(1,111)
Short-term corporate bonds	—	—	—	—	—	—
Corporate bonds	—	60,173	—	60,173	60,283	(110)
Foreign bonds	—	225,923	—	225,923	234,652	(8,728)
Other securities	—	—	—	—	—	—
Loans and bills discounted (*2) (*3)	—	215,178	109,783,170	109,998,348	109,409,289	589,059

Total assets	1,758,197	756,504	115,205,735	117,720,436	117,120,512	599,924

Deposits	—	215,446,232	—	215,446,232	215,427,299	18,933
Negotiable certificates of deposit	—	10,943,271	—	10,943,271	10,938,831	4,439
Borrowed money	—	31,437,438	—	31,437,438	31,511,574	(74,135)
Bonds payable (*3)	—	12,674,840	—	12,674,840	12,959,686	(284,845)

Total liabilities	—	270,501,783	—	270,501,783	270,837,392	(335,609)

(*1)	Monetary claims bought include securitized products, etc. of ¥2,377,072 million accounted for in the same manner as securities held to maturity.
(*2)

General and specific allowances for credit losses of ¥1,016,935 million corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(*3)

With respect to interest rate swaps to which special hedge accounting treatment is applied to offset fluctuations in the market value of the hedged items and forward exchange contracts, etc. to which the allocation method is applied, the fair value of such interest rate swaps and such currency swaps is included in the fair value of the hedged items. Of these hedge relationships, all hedge relationships to which “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ PITF No.40, March 17, 2022) applies are accounted for under the standard.

As of September 30, 2022

	(in millions of yen)

Category	Fair value				Amount on consolidated balance sheet	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	—	6,552,633	6,552,633	6,582,759	(30,126)
Money held in trust (other / held to maturity)	—	80,446	—	80,446	82,568	(2,121)
Securities (held to maturity)	7,219,508	3,747,881	—	10,967,389	11,156,045	(188,656)
Government bonds	7,219,508	—	—	7,219,508	7,225,308	(5,800)
Municipal bonds	—	566,693	—	566,693	569,920	(3,226)
Short-term corporate bonds	—	—	—	—	—	—
Corporate bonds	—	137,156	—	137,156	137,492	(336)
Foreign bonds	—	3,044,031	—	3,044,031	3,223,324	(179,292)
Other securities	—	—	—	—	—	—
Loans and bills discounted (*2) (*3)	—	246,488	119,233,382	119,479,870	118,796,046	683,824

Total assets	7,219,508	4,074,816	125,786,016	137,080,340	136,617,420	462,920

Deposits	—	222,141,664	—	222,141,664	222,062,651	79,013
Negotiable certificates of deposit	—	13,830,214	—	13,830,214	13,819,636	10,577
Borrowed money	—	22,558,643	—	22,558,643	22,628,191	(69,548)
Bonds payable (*3)	—	15,019,769	—	15,019,769	15,747,623	(727,853)

Total liabilities	—	273,550,292	—	273,550,292	274,258,103	(707,810)

(*1)	Monetary claims bought include securitized products, etc. of ¥2,691,054 million accounted for in the same manner as securities held to maturity.
(*2)

General and specific allowances for credit losses of ¥975,104 million corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(*3)

With respect to interest rate swaps to which special hedge accounting treatment is applied to offset fluctuations in the market value of the hedged items, the fair value of such interest rate swaps is included in the fair value of the hedged items. Of these hedge relationships, all hedge relationships to which “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ PITF No.40, March 17, 2022) applies are accounted for under the standard.

(Note 1)	Description of the valuation techniques and inputs used to measure fair value

Monetary claims bought

The fair value of monetary claims bought is determined using prices obtained from third-party vendors (broker-dealers, etc.) or the prices estimated based on internal models.

With respect to some securitized products backed by general corporate loans, the fair value is measured by considering the estimated fair value amounts determined using projected cash flows through an analysis of the underlying loans, probability of default, prepayment rates, etc. and discounting the projected cash flows using discount rates reflecting the liquidity premium based on historical market data and the prices obtained from independent broker-dealers. These products are classified into Level 3.

For other securitized products, the fair value is determined based on the prices obtained from independent third parties after considering the results of periodic confirmation of the current status of these products, including price comparison with similar products, time series data comparison of the same product, and analysis of consistency with publicly available market indices. These products are classified into Level 2 or Level 3 depending on the inputs used for the prices obtained from independent third parties.

For certain monetary claims bought for which these methods do not apply, the fair value is measured based on either the present value using projected future cash flows through an analysis of prepayment rates, etc., and discounting the project cash flows at the market interest rates as of the valuation date with certain adjustments, or is the carrying amount if their fair value approximates such carrying amount from their qualitative viewpoint. If these monetary claims bought are measured at present value, these monetary claims bought are classified into Level 2 or, if they are short-term and their fair value approximates the carrying amount, then the carrying amount is presented as their fair value, and they are classified into Level 3.

Trading assets and liabilities

Securities such as bonds that are held for trading purposes are classified as Level 1 if prices quoted by stock exchanges are available in an active market, and as Level 2 if the fair value is determined based on either the present value of the expected future cash flows discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments or prices quoted by the financial institutions from which these securities are purchased.

Money held in trust

For securities that are part of trust property in an independently managed monetary trust with the primary purpose to manage securities, the fair value is determined based on the prices quoted by the financial institutions from which these securities are purchased, and these securities are classified into Level 2 depending on the fair value hierarchy of the component assets.

See “Money Held in Trust” for notes on money held in trust by category based on each purpose of holding the money held in trust.

Securities

The fair value of equity securities is determined based on the prices quoted by stock exchanges and equity securities are primarily classified into Level 1 as the quoted prices are available in active markets. The fair value of bonds is determined based on the market price or the price quoted by the financial institutions from which they are purchased or based on the price reasonably calculated using internal models. Government bonds are primarily classified into Level 1, other bonds are primarily classified into Level 2, and foreign equity securities with maturity as well as preferred securities included in Other securities are primarily classified into Level 3.

For privately placed guaranteed bonds held by MUFG’s bank subsidiaries, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect credit risk, the amounts expected to be collected from collateral and guarantees and guarantee fees, and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These bonds are classified into Level 2 depending on credit risk, etc.

The fair value of investment trusts is determined based on the closing market price or other publicly available net asset value. Listed investment trusts and listed real estate investment trusts, which have closing market prices, are primarily classified into Level 1, and other investment trusts are primarily classified into Level 2. Investment trusts which are accounted for at net asset value in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement are not classified into any fair value hierarchy.

See “Securities” for notes on securities by category based on each purpose of holding the securities.

Loans and bills discounted

With respect to loans, for each category of loans based on their types, credit ratings and maturity periods, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect default risk and the amount expected to be collected from collateral and guarantees and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These loans are classified into Level 3. For certain loans with floating interest rates, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount, unless the creditworthiness of the borrower has changed significantly since the loan origination. These loans are classified as Level 3.

For receivables from bankrupt, virtually bankrupt and likely to become bankrupt borrowers, credit loss is estimated based on factors such as the present value of expected future cash flows or the amount expected to be collected from collateral and guarantees. Since the fair value of these items approximates the net amount of receivables after the deduction of allowance for credit losses on the consolidated balance sheet as of the consolidated balance sheet date, such amount is presented as the fair value. These receivables are classified into Level 3. The fair value of loans qualifying for special hedge accounting treatment of interest rate swaps or the allocation method applicable to forward exchange contracts and other contracts under Generally Accepted Accounting Principles in Japan (“JGAAP”) reflects the fair value of such interest rate swaps or forward exchange contracts and other contracts.

Deposits and Negotiable certificates of deposit

For demand deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For floating rate time deposits, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the market interest rates are reflected in such deposits within a short time period. The fair value of most fixed rate time deposits is the present value of expected future cash flows grouped by certain maturity periods discounted at the market interest rates. These are classified into Level 2.

Borrowed money

For floating rate borrowings, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate borrowings reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG or MUFG’s consolidated subsidiaries after such borrowings were made. For fixed rate borrowings, the fair value is calculated as the present value of expected future cash flows from these borrowings grouped by certain maturity periods, which are discounted at the market interest rates reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries. These are classified as Level 2.

Bonds payable

The fair value of corporate bonds issued by MUFG and MUFG’s consolidated subsidiaries is determined based on their market price. For certain corporate bonds, the fair value is calculated as the present value of expected future cash flows discounted at the market interest rates. For floating rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate corporate bonds reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG or MUFG’s consolidated subsidiaries after the issuance. For fixed rate corporate bonds without market prices, the fair value is the present value of expected future cash flows from these borrowings, which are discounted at the market interest rates reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries. These are classified as Level 2. The fair value of corporate bonds qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

For structured bonds issued by some overseas subsidiaries, the fair value option is applied, and the fair value of structured bonds is calculated based on models. Structured bonds for which observable inputs are used are classified into Level 2. Structured bonds for which significant unobservable inputs are used are classified into Level 3.

Derivative transactions

Derivative transactions are ones involving interest rates (interest futures, interest options, interest swaps and other transactions), ones involving foreign currencies (currency futures, currency options, currency swaps and other transactions), and ones involving bonds (bond futures, bond future options and other transactions). The fair value of exchange-traded derivative transactions is based on the prices posted by exchanges. The fair value of over-the-counter derivative transactions is based on the discounted present value or amount calculated under the option-price calculation model.

The key inputs used in the valuation techniques for over-the-counter derivative transactions include interest rate yield curves, foreign currency exchange rates and volatility. For over-the-counter derivative transactions, adjustments are made for counterparty credit risk adjustments (credit valuation adjustments (CVA)) and adjustments are also made to reflect the impact of uncollateralized funding (funding valuation adjustments (FVA)). The calculation of CVA takes into account the probability of a default event occurring for each counterparty which is primarily derived from an observed or estimated spread on credit default swaps. In addition, the calculation of CVA takes into account the effect of credit risk mitigation such as pledged collateral and the legal right of offset with the counterparty. The calculation of FVA takes into account MUFG’s market funding spread reflecting the credit risk of MUFG and the funding exposure of any uncollateralized component of an over-the-counter derivative instrument entered into with the counterparty.

Exchange-traded derivative transactions valued using quoted prices are classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if their fair value is not measured based on significant unobservable inputs. Over-the-counter derivative transactions whose fair value is measured based on significant unobservable inputs are classified into Level 3.

(Note 2)	Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheets at fair value and classified in Level 3

(1)	Quantitative information on significant unobservable inputs

As of March 31, 2022

Category	Valuation technique	Signification unobservable inputs	Range	Weighted average (*1)
Monetary claims bought
Securitized products	Internal model (*2)	Correlation between underlying assets	3.0%	3.0%
		Liquidity premium	0.6%~0.9%	0.9%
		Prepayment rate	29.0%	29.0%
		Probability of default	0.0%~85.3%	—
		Recovery rate	69.9%	69.9%
Securities
Foreign equity securities	Discounted cash flow	Liquidity premium	0.8%~1.7%	1.1%
Foreign bonds	Return on equity method	Probability of default	0.0%~8.0%	0.4%
		Recovery rate	35.0%~90.0%	78.5%
		Market-required return on capital	8.0%~10.0%	9.9%
Other	Discounted cash flow	Liquidity premium	1.1%~3.2%	2.9%
Derivatives
Interest rate-related derivatives	Option model	Correlation between interest rates	30.0%~62.9%	—
		Correlation between interest rate and foreign exchange rate	15.3%~60.0%	—
		Volatility	0.0%~100.0%	—
Currency-related derivatives	Option model	Correlation between interest rates	10.0%~70.0%	—
		Correlation between interest rate and foreign exchange rate	0.0%~60.0%	—
		Correlation between foreign exchange rates	50.0%~70.5%	—
		Volatility	8.9%~21.6%	—
Equity-related derivatives	Option model	Volatility	23.9%~37.9%	—
		Correlation between foreign exchange rate and equity	(58.3)%~54.9%	—
		Correlation between equities	2.2%~95.0%	—
	Discounted cash flow	Term of litigation	21.0 months	—

(*1)	The weighted average is calculated by weighing each input by the relative fair value of the respective financial assets.
(*2)

For further details of Internal model, refer to “Monetary claims bought” in “(Note 1) Description of the valuation techniques and inputs used to measure fair value” under “I. Matters concerning fair value of financial instruments and breakdown by input level” above.

As of September 30, 2022

Category	Valuation technique	Signification unobservable inputs	Range	Weighted average (*1)
Monetary claims bought
Securitized products	Internal model (*2)	Correlation between underlying assets	3.0%	3.0%
		Liquidity premium	0.9%~1.7%	1.4%
		Prepayment rate	18.0%	18.0%
		Probability of default	0.0%~99.0%	—
		Recovery rate	69.3%	69.3%
Securities
Foreign equity securities	Discounted cash flow	Liquidity premium	0.7%~1.7%	1.0%
Foreign bonds	Return on equity method	Probability of default	0.0%~2.2%	0.3%
		Recovery rate	35.0%~90.0%	83.0%
		Market-required return on capital	8.0%~10.0%	9.3%
Other	Discounted cash flow	Liquidity premium	1.1%~3.2%	2.9%
Derivatives
Interest rate-related derivatives	Option model	Correlation between interest rates	30.0%~64.8%	—
		Correlation between interest rate and foreign exchange rate	16.3%~60.0%	—
		Volatility	58.4%~80.3%	—
Currency-related derivatives	Option model	Correlation between interest rates	30.0%~70.0%	—
		Correlation between interest rate and foreign exchange rate	0.0%~60.0%	—
		Correlation between foreign exchange rates	50.0%~70.5%	—
		Volatility	12.1%~25.0%	—
Equity-related derivatives	Option model	Volatility	12.5%~37.0%	—
		Correlation between foreign exchange rate and equity	(58.3)%~54.9%	—
		Correlation between equities	0.2%~95.0%	—
	Discounted cash flow	Term of litigation	15.0 months	—

(*1)	The weighted average is calculated by weighing each input by the relative fair value of the respective financial assets.
(*2)

For further details of Internal model, refer to “Monetary claims bought” in “(Note 1) Description of the valuation techniques and inputs used to measure fair value” under “I. Matters concerning fair value of financial instruments and breakdown by input level” above.

(2)	Table showing reconciliation between the opening balance and the closing balance during the reporting period, and unrealized gains (losses) recognized in net income (loss)

For the fiscal year ended March 31, 2022

							(in millions of yen)
Category	March 31, 2021	Included in net income (loss) (*1)	Included in other comprehensive income (*2)	Purchases, Issues, Sales, Settlements	Transfers into Level 3 (*3)	Transfers out of Level 3 (*4)	March 31, 2022	Change in unrealized gains (losses) included in net income (loss) on assets and liabilities still held at March 31, 2022 (*1)
Monetary claims bought	279,561	20,308	2,008	(62,999)	—	—	238,878	21,402
Trading assets	60,127	4,610	—	(8,068)	666	(212)	57,124	4,106
Monetary held in trust (Trading purpose / Other)	3,015	91	(99)	5,950	—	—	8,957	91
Securities (Available-for- sale securities)	430,361	29,522	(2,938)	(7,385)	2,854	—	452,414	29,518
Corporate bonds	57	3	(281)	(114)	2,854	—	2,519	—
Foreign equity securities	56	216	137	32,124	—	—	32,535	216
Foreign bonds	116,351	11	11,314	(50,411)	—	—	77,265	11
Other securities	313,895	29,290	(14,108)	11,015	—	—	340,092	29,290

Total assets	773,066	54,532	(1,029)	(72,503)	3,520	(212)	757,374	55,117

Bonds payable (FVO)	24,844	(10,581)	2,568	31,394	5,515	(7,067)	46,674	11,437

Total liabilities	24,844	(10,581)	2,568	31,394	5,515	(7,067)	46,674	11,437

Derivatives (*5)	86,167	47,715	1,285	24,578	41,962	(15,107)	186,601	87,847
Interest rate-related derivatives	50,231	8,677	754	12,579	40,494	(2,604)	110,133	15,427
Currency-related derivatives	8,116	2,545	138	1,953	1,467	(5,749)	8,471	(1,485)
Equity-related derivatives	12,960	33,040	399	(22,222)	—	(6,754)	17,423	37,203
Bond-related derivatives	14,312	3,241	—	32,747	—	—	50,300	36,361
Commodity- related derivatives	(62)	31	(6)	(7)	—	—	(45)	31
Credit-related derivatives	(62)	180	—	202	—	—	320	296
Other derivatives	672	(1)	—	(674)	—	—	(3)	13

(*1)	Mainly included in Trading income and Other operating income in the consolidated statements of income.
(*2)

Included in Net unrealized gains (losses) on available-for-sale securities and Foreign currency translation adjustments in Other comprehensive income in the consolidated statements of comprehensive income.

(*3)

Transfers into Level 3 from Level 2 were made primarily based on the significance of unobservable inputs for valuation of interest rate-related derivatives, taking into account credit valuation adjustments (CVA) for counterparty credit risk and funding valuation adjustments (FVA) for unsecured financing. These transfers were made at the beginning of the fiscal year.

(*4)

Transfers into Level 2 from Level 3 resulted from material inputs for valuation of derivatives embedded in bonds payable (FVO) that were previously unobservable becoming observable and the significance of the impact of unobservable inputs declining. These transfers were made at the beginning of the fiscal year.

(*5)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities and gains or losses arising from derivative transactions are presented on a net basis, and net liabilities and losses in the aggregate are presented in minus.

For the six months ended September 30, 2022

							(in millions of yen)
Category	March 31, 2022	Included in net income (loss) (*1)	Included in other comprehensive income (*2)	Purchases, Issues, Sales, Settlements	Transfers into Level 3 (*3)	Transfers out of Level 3 (*4)	September 30, 2022	Change in unrealized gains (losses) included in net income (loss) on assets and liabilities still held at September 30, 2022 (*1)
Monetary claims bought	238,878	76,242	(9,809)	307,429	—	—	612,741	76,215
Trading assets	57,124	8,369	—	(8,263)	0	(775)	56,454	8,316
Monetary held in trust (Trading purpose / Other)	8,957	(1)	120	(1,242)	—	—	7,834	(0)
Securities (Available-for- sale securities)	452,414	65,389	2,640	(22,051)	6,241	(113)	504,520	64,871
Domestic equity securities	—	889	23	(629)	192	—	476	407
Corporate bonds	2,519	1	(158)	(57)	1,255	—	3,561	—
Foreign equity securities	32,535	4,407	4,722	383	2,600	—	44,649	4,372
Foreign bonds	77,265	(2,145)	12,576	(21,748)	168	(113)	66,003	(2,145)
Investment trusts	—	(60)	—	—	1,925	—	1,864	(60)
Other securities	340,092	62,296	(14,523)	—	100	—	387,966	62,296

Total assets	757,374	150,000	(7,048)	275,872	6,241	(889)	1,181,551	149,402

Bonds payable (FVO)	46,674	(41,730)	10,944	26,999	119,249	(3,650)	158,486	45,008

Total liabilities	46,674	(41,730)	10,944	26,999	119,249	(3,650)	158,486	45,008

Derivatives (*5)	186,601	95,080	1,492	(4,369)	22,052	(36,149)	264,708	97,467
Interest rate-related derivatives	110,133	78,497	387	9,340	21,868	(12,034)	208,192	82,980
Currency-related derivatives	8,471	4,017	264	(4,480)	179	(8)	8,443	2,557
Equity-related derivatives	17,423	12,129	843	(13,117)	4	(34)	17,249	11,485
Bond-related derivatives	50,300	(400)	—	3,519	—	(24,070)	29,348	(400)
Commodity- related derivatives	(45)	28	(3)	(5)	—	—	(25)	28
Credit-related derivatives	320	702	—	113	—	—	1,136	712
Other derivatives	(3)	105	—	259	—	—	362	104

(*1)	Mainly included in Trading income and Other operating income in the consolidated statements of income.
(*2)

Included in Net unrealized gains (losses) on available-for-sale securities and Foreign currency translation adjustments in Other comprehensive income in the consolidated statements of comprehensive income.

(*3)

Transfers into Level 3 from Level 2 resulted from material inputs for valuation of derivatives embedded in bonds payable (FVO) that were previously observable becoming unobservable and the significance of the impact of unobservable inputs increasing. These transfers were made at the beginning of the fiscal year.

(*4)

Transfers into Level 2 from Level 3 were made primarily based on declines in the significance of unobservable inputs for valuation of interest rate-related derivatives, taking into account credit valuation adjustments (CVA) for counterparty credit risk and funding valuation adjustments (FVA) for unsecured financing. These transfers were made at the beginning of the fiscal year.

(*5)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities and gains or losses arising from derivative transactions are presented on a net basis, and net liabilities and losses in the aggregate are presented in minus.

(3)	Description of the fair value valuation process

At MUFG, the middle division establishes policies and procedures for the calculation of fair value and procedures for the use of fair value valuation models, and the front division develops fair value valuation models in accordance with such policies and procedures. The middle division verifies such models, the inputs used and the fair values obtained through calculation to ensure compatibility with the policies and procedures. In addition, based on the results of such verification, the middle division determines appropriate fair value input level classifications. In the event that market prices obtained from third parties are used as fair values, they are verified through appropriate methods such as confirming the valuation techniques and inputs used and comparing them with the fair values of similar financial instruments.

(4)	Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default is an estimate of the likelihood that the default event will occur and MUFG will be unable to collect the contractual amounts. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value.

Recovery rate and prepayment rate

Recovery rate is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. Prepayment rate represents the proportion of principal that is expected to be paid prematurely in each period on a security or pool of securities. Recovery rate and prepayment rate would affect estimation of future cash flows to a certain extent and changes in these inputs could result in a significant increase or decrease in fair value.

Market-required return on capital

Market-required return on capital is the return on capital expected by the secondary market. A significant increase (decrease) in the market-required return on capital would result in a significant decrease (increase) in the fair value of a financial asset.

Liquidity premium

Liquidity premium is an adjustment to discount rates to reflect uncertainty of cash flows and liquidity of the financial instruments.

When recent prices of similar instruments are unobservable in inactive or less active markets, discount rates are adjusted based on the facts and circumstances of the markets including the availability of quotes and the time since the latest available quotes. A significant increase (decrease) in discount rates would result in a significant decrease (increase) in a fair value.

Volatility

Volatility is a measure of the speed and severity of market price changes and is a key factor in pricing. A significant increase (decrease) in volatility would cause a significant increase (decrease) in the value of an option resulting in a significant increase (decrease) in fair value. The level of volatility generally depends on the tenor of the underlying assets and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike price are not observable.

Correlation

Correlation is a measure of the relationship between the movements of two variables (i.e., how the change in one variable influences a change in the other variables). A variety of correlation-related assumptions are required for a wide range of instruments including foreign government and official institution bonds, asset-backed securities, corporate bonds, derivatives and certain other financial instruments. In most cases, correlations used are not observable in the market and must be estimated using historical information. Changes in correlation inputs can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. In addition, the wide range of correlation inputs are primarily due to the complex and unique nature of these instruments. There are many different types of correlation inputs, including cross-asset correlation (such as correlation between interest rate and equity) and same-asset correlation (such as correlation between interest rates). Correlation levels are highly dependent on market conditions and could have a relatively wide range of levels within or across asset classes. For interest rate contracts and foreign exchange contracts, the diversity in the portfolio held by MUFG is reflected in wide ranges of correlation, as the fair values of transactions with a variety of currencies and tenors are determined using several foreign exchange and interest rate curves. For equity derivative contracts, the wide range of correlation between interest rate and equity is primarily due to the large number of correlation pairs with different maturities of contracts.

Term of litigation

Term of litigation is the estimated period until the resolution of a certain litigation matter that relates to an issuer’s restricted shares (“Covered Litigation”) that MUFG purchased, which is referenced in certain swap transactions. These swaps are valued using a discounted cash flow methodology and are dependent upon the final resolution of the Covered Litigation.

The settlement timing of the Covered Litigation is not observable in the market, therefore, the estimated term is classified as a level 3 input. The restricted shares which MUFG purchased will be convertible to listed shares of the issuer at the end of the Covered Litigation. The restricted shares will be diluted depending upon the settlement amount of the Covered Litigation and the dilution of the restricted shares is accomplished through an adjustment to the conversion rate of the restricted shares. In order to hedge the reduction of the conversion rate, MUFG entered into certain swaps with the seller which references the conversion rate. The value generated by these trades is subject to the ultimate term of the issuer’s litigation, subject to a minimum term referenced within the trade contracts.

(Note 3)

Quantitative information about investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance for on Fair Value Measurement Table showing reconciliation between the opening balance and the closing balance during the reporting period, and unrealized gains (losses) recognized in net income (loss)

For the six months ended September 30, 2022

							(in millions of yen)
Category	March 31, 2022	Included in net income (loss) (*1)	Included in other comprehensive income (*2)	Purchases, Sales, Redemptions	Transfers into Paragraphs 24-3 and 24-9	Transfers out of Paragraphs 24-3 and 24-9	September 30, 2022	Change in unrealized gains (losses) included in net income (loss) on Investment trusts still held at September 30, 2022 (*1)
Investment trusts (Available-for-sale securities)	323,042	43,679	16,584	168,606	—	—	551,912	43,136
Paragraph 24-3 (*3)	293,398	43,679	16,129	167,480	—	—	520,687	43,136
Paragraph 24-9	29,644	—	454	1,125	—	—	31,224	—

(*1)	Mainly included in Other operating income in the consolidated statements of income.
(*2)	Included in Net unrealized gains (losses) on available-for-sale securities in Other comprehensive income in the consolidated statements of comprehensive income.
(*3)

Investment trusts that were subject to significance cancellation or repurchase restrictions as of September 30, 2022 primarily included ¥ 225,316 million of those which were irrevocable, ¥ 68,495 million of those which required advance notice or had a specified redemption date and ¥ 226,052 million of those which were subject to caps on redemption amounts.

(Note 4)

The following table sets forth the amounts of equity securities with no market price available and investments in partnerships and others on the consolidated balance sheets. These securities and investments are not included in “Trading assets” or “Securities” in the tables presented under the section captioned “Matters concerning fair value of financial instruments and breakdown by input level”.

	(in millions of yen)
	Amount on consolidated balance sheet
	March 31, 2022	September 30, 2022
Equity securities with no quoted market price available (*1) (*3)	¥204,063	¥207,081
Investments in partnerships and others (*2) (*3)	303,408	344,495

(*1)

Equity securities with no market price available include unlisted equity securities, etc. and are not subject to fair value disclosure in accordance with Paragraph 5 of ASBJ Implementation Guidance No. 19 “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ, March 31, 2020).

(*2)

Investments in partnerships and others mainly include silent partnerships and investment partnerships and other partnerships. These investments are accounted for in accordance with Paragraph 24-16 of the Implementation Guidance on Fair Value Measurement and are not subject to fair value disclosure.

(*3)

An impairment loss of ¥6,626 million and ¥9,185 million was recorded on unlisted equity securities and other investments for the fiscal year ended March 31, 2022 and for the six months ended September 30, 2022, respectively.

8.	Securities

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include negotiable certificates of deposit in “Cash and due from banks,” securitized products in “Monetary claims bought” and others.

I.	Debt securities being held to maturity

	(in millions of yen)
	March 31, 2022
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥1,110,840	¥1,124,535	¥13,695
Government bonds	1,100,320	1,114,010	13,689
Municipal bonds	6,920	6,924	4
Short-term corporate bonds	—	—	—
Corporate bonds	3,600	3,601	1
Other securities	2,101,752	2,117,193	15,441
Foreign bonds	48,814	48,864	49
Other	2,052,937	2,068,329	15,392

Subtotal	¥3,212,592	¥3,241,729	¥29,136

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥872,543	¥867,794	¥(4,748)
Government bonds	647,708	644,187	(3,521)
Municipal bonds	168,151	167,035	(1,115)
Short-term corporate bonds	—	—	—
Corporate bonds	56,683	56,572	(111)
Other securities	509,972	499,821	(10,151)
Foreign bonds	185,837	177,059	(8,777)
Other	324,135	322,762	(1,373)

Subtotal	¥1,382,516	¥1,367,616	¥(14,899)

Total	¥4,595,108	¥4,609,345	¥14,236

	(in millions of yen)
	September 30, 2022
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥1,399,457	¥1,411,460	¥12,002
Government bonds	1,399,457	1,411,460	12,002
Municipal bonds	—	—	—
Short-term corporate bonds	—	—	—
Corporate bonds	—	—	—
Other securities	296,460	297,848	1,387
Foreign bonds	137,294	137,932	637
Other	159,166	159,915	749

Subtotal	¥1,695,918	¥1,709,308	¥13,389

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥6,533,263	¥6,511,897	¥(21,365)
Government bonds	5,825,850	5,808,048	(17,802)
Municipal bonds	569,920	566,693	(3,226)
Short-term corporate bonds	—	—	—
Corporate bonds	137,492	137,156	(336)
Other securities	5,617,918	5,409,116	(208,801)
Foreign bonds	3,086,029	2,906,099	(179,930)
Other	2,531,888	2,503,017	(28,871)

Subtotal	¥12,151,182	¥11,921,014	¥(230,167)

Total	¥13,847,100	¥13,630,322	¥(216,778)

II.	Available-for-sale securities

	(in millions of yen)
	March 31, 2022
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥4,436,937	¥1,476,861	¥2,960,076
Domestic bonds	13,352,843	13,265,497	87,345
Government bonds	9,375,338	9,311,074	64,264
Municipal bonds	1,611,243	1,604,572	6,671
Short-term corporate bonds	643,594	643,545	48
Corporate bonds	1,722,666	1,706,305	16,361
Other securities	10,594,205	10,023,745	570,460
Foreign equity securities	123,410	73,774	49,635
Foreign bonds	5,726,303	5,649,626	76,676
Other	4,744,492	4,300,343	444,148

Subtotal	¥28,383,986	¥24,766,103	¥3,617,882

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥176,766	¥222,742	¥(45,975)
Domestic bonds	27,080,798	27,229,955	(149,157)
Government bonds	22,036,515	22,156,181	(119,666)
Municipal bonds	2,534,901	2,549,889	(14,987)
Short-term corporate bonds	367,043	367,061	(18)
Corporate bonds	2,142,338	2,156,823	(14,485)
Other securities	19,268,126	20,298,991	(1,030,865)
Foreign equity securities	95,189	117,033	(21,844)
Foreign bonds	16,304,223	17,233,766	(929,542)
Other	2,868,713	2,948,191	(79,478)

Subtotal	¥46,525,692	¥47,751,690	¥(1,225,998)

Total	¥74,909,679	¥72,517,794	¥2,391,884

(Note)	The total difference amount shown in the table above includes ¥174,462 million revaluation gains on securities by application of the fair value hedge accounting method.

	(in millions of yen)
	September 30, 2022
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥4,088,711	¥1,459,797	¥2,628,913
Domestic bonds	20,026,906	19,989,730	37,175
Government bonds	17,521,292	17,500,085	21,206
Municipal bonds	1,015,842	1,012,526	3,316
Short-term corporate bonds	56,002	56,000	2
Corporate bonds	1,433,768	1,421,117	12,650
Other securities	6,902,000	6,502,811	399,189
Foreign equity securities	74,271	44,122	30,149
Foreign bonds	1,685,441	1,676,341	9,100
Other	5,142,286	4,782,347	359,939

Subtotal	¥31,017,617	¥27,952,338	¥3,065,278

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥147,056	¥183,567	¥(36,511)
Domestic bonds	16,909,388	17,100,731	(191,343)
Government bonds	11,673,342	11,814,590	(141,248)
Municipal bonds	2,921,046	2,945,779	(24,732)
Short-term corporate bonds	35,001	35,002	(1)
Corporate bonds	2,279,997	2,305,358	(25,361)
Other securities	22,718,201	24,786,242	(2,068,041)
Foreign equity securities	122,840	127,421	(4,580)
Foreign bonds	18,821,234	20,671,260	(1,850,025)
Other	3,774,125	3,987,561	(213,435)

Subtotal	¥39,774,645	¥42,070,542	¥(2,295,896)

Total	¥70,792,263	¥70,022,881	¥769,382

(Note 1)	The total difference amount shown in the table above includes ¥142,247 million revaluation gains on securities by application of the fair value hedge accounting method.
(Note 2)

In connection with the planned sale of the shares in MUB, unrealized losses on such securities which are reported at fair value on the consolidated balance sheet are reported as valuation losses in accordance with ASC Topic 326, “Financial Instruments - Credit losses.” The reported acquisition cost is based on the amount after valuation losses, and, therefore, “Acquisition cost” and “Difference” as of September 30, 2022 do not include ¥385,215 million of such valuation losses.

III.	Securities with impairment losses

Securities other than those held for trading purposes and investments in affiliates (excluding certain equity securities with no quoted market price available and investments in partnerships and others) are subject to write-downs when their fair value significantly declines and it is determined as of the end of the reporting period that it is not probable that the value will recover to the acquisition cost. In such case, the fair value is recorded on the consolidated balance sheet and the difference between the fair value and the acquisition cost is recognized as losses for the reporting period (referred to as “impairment losses”).

Impairment losses on such securities for the fiscal year ended March 31, 2022 were ¥4,643 million consisting of ¥4,581 million on equity securities and ¥61 million on bonds and other securities.

Impairment losses on such securities for the six-month period ended September 30, 2022 were ¥46,486 million consisting of ¥2,630 million on equity securities and ¥43,856 million on bonds and other securities.

Whether there is any “significant decline in the fair value” is determined for each category of issuers in accordance with the internal standards for self-assessment of asset quality as provided below:

Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

The fair value is lower than the acquisition cost.

Issuers requiring close watch:

The fair value has declined 30% or more from the acquisition cost.

Normal issuers:

The fair value has declined 50% or more from the acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who are financially weak and are under close monitoring by our subsidiaries.

“Normal issuers” means issuers other than those who are categorized in the four categories of issuers mentioned above.

9.	Money Held in Trust

I.	Money held in trust being held to maturity

	(in millions of yen)
	March 31, 2022
	(a) Amount on the consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥42,078	¥42,234	¥156	¥156	¥—

	(in millions of yen)
	September 30, 2022
	(a) Amount on the consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥42,068	¥42,198	¥130	¥130	¥—

(Note)	“Money held in trust with respect to which (b) exceeds (a)” and “Money held in trust with respect to which (b) does not exceed (a)” show the breakdown of “Difference (b) - (a)”.

II.	Money held in trust not for trading purposes or being held to maturity

	(in millions of yen)
	March 31, 2022
	(a) Amount on the consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purposes or being held to maturity	¥1,226,132	¥1,231,695	¥(5,563)	¥159	¥5,723

	(in millions of yen)
	September 30, 2022
	(a) Amount on the consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purposes or being held to maturity	¥1,251,709	¥1,254,399	¥(2,690)	¥189	¥2,879

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” show the breakdown of “Difference (a) - (b)”.

10.	Net Unrealized Gains (Losses) on Available-for-Sale Securities

Net unrealized gains (losses) on available-for-sale securities recorded on the consolidated balance sheet as of the dates indicated consisted of the following:

As of March 31, 2022

(in millions of yen)
Net unrealized gains (losses)	¥2,232,625
Available-for-sale securities	2,238,189
Money held in trust not for trading purpose or being held to maturity	(5,563)
Deferred tax liabilities	(616,645)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	1,615,980
Non-controlling interests	(9,416)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	8,496

Total	¥1,615,060

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥174,462 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥17,605 million of unrealized gains on available-for-sale securities in investment limited partnerships and ¥3,161 million of unrealized gains as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies that are included in equity securities with no quoted market price available.

As of September 30, 2022

(in millions of yen)
Net unrealized gains (losses)	¥639,829
Available-for-sale securities	642,519
Money held in trust not for trading purpose or being held to maturity	(2,690)
Deferred tax liabilities	(203,061)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	436,767
Non-controlling interests	(5,879)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	(100,566)

Total	¥330,322

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥142,247 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥9,182 million of unrealized gains on available-for-sale securities in investment limited partnerships and ¥6,202 million of unrealized gains as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies that are included in equity securities with no quoted market price available.

3.

In connection with the planned sale of the shares in MUB, unrealized losses on such securities which are reported at fair value on the consolidated balance sheet are reported as valuation losses in accordance with ASC Topic 326, “Financial Instruments - Credit losses.” Therefore, “Net unrealized gains (losses)” shown in the above table excludes ¥385,215 million of such valuation losses.

11.	Derivatives

Derivatives to which hedge accounting is not applied

With respect to derivatives to which hedge accounting is not applied, the contract amounts or notional principal amounts and the fair values and related valuation gains (losses) as of the end of the reporting period by transaction type were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

I.	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2022
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Interest rate futures	Sold	¥5,562,614	¥1,694,534	¥3,464	¥3,464
	Bought	3,426,482	3,003,428	(1,892)	(1,892)
Interest rate options	Sold	564,022	112,378	(615)	(70)
	Bought	3,121,133	1,989,227	5,652	1,980
Over-the-counter (“OTC”) transactions:
Forward rate agreements	Sold	8,633,085	1,098,308	(46)	(46)
	Bought	9,999,817	1,088,401	(57)	(57)
Interest rate swaps	Receivable fixed rate/ Payable floating rate	503,253,639	370,308,254	1,914,186	1,914,186
	Receivable floating rate/ Payable fixed rate	511,898,837	372,631,979	(1,889,000)	(1,889,000)
	Receivable floating rate/ Payable floating rate	230,559,181	77,234,911	33,463	33,463
	Receivable fixed rate/ Payable fixed rate	1,232,992	1,098,048	12,187	12,187
Interest rate swaptions	Sold	25,350,726	18,244,366	(136,791)	983
	Bought	20,626,441	15,045,619	70,143	10,452
Other	Sold	4,639,595	4,057,594	(50,206)	(16,275)
	Bought	5,039,357	4,119,573	46,675	3,917

Total		—	—	¥7,163	¥73,292

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2022
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Interest rate futures	Sold	¥6,587,184	¥3,364,275	¥10,506	¥10,506
	Bought	4,982,725	2,439,648	(1,973)	(1,973)
Interest rate options	Sold	1,038,341	196,288	(2,607)	(1,240)
	Bought	3,052,767	1,039,575	16,249	11,252
OTC transactions:
Forward rate agreements	Sold	10,476,346	968,311	3,549	3,549
	Bought	10,341,217	1,229,061	(3,569)	(3,569)
Interest rate swaps	Receivable fixed rate/ Payable floating rate	658,297,594	450,927,830	(1,246,609)	(1,246,609)
	Receivable floating rate/ Payable fixed rate	664,063,009	451,156,386	527,842	527,842
	Receivable floating rate/ Payable floating rate	96,413,435	75,591,725	16,549	16,549
	Receivable fixed rate/ Payable fixed rate	1,262,381	1,064,200	12,153	12,153
Interest rate swaptions	Sold	25,898,489	18,464,813	(424,213)	(290,526)
	Bought	21,863,718	15,293,876	313,698	257,859
Other	Sold	5,096,996	4,320,334	(85,395)	(46,527)
	Bought	5,130,350	4,229,402	57,123	8,642

Total		—	—	¥(806,694)	¥(742,089)

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

II.	Currency-related derivatives

		(in millions of yen)
		March 31, 2022
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥46,750	¥2,158	¥578	¥578
	Bought	283,916	55,008	(2,048)	(2,048)
OTC transactions:
Currency swaps		63,070,732	48,165,664	168,927	168,927
Forward contracts on foreign exchange		157,443,042	9,767,039	93,453	93,453
Currency options	Sold	7,769,345	2,486,845	(127,424)	(39,869)
	Bought	7,070,060	2,298,452	82,133	4,707

Total		—	—	¥215,620	¥225,748

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2022
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥65,723	¥—	¥(538)	¥(538)
	Bought	418,368	79,286	2,459	2,459
OTC transactions:
Currency swaps		73,377,065	55,192,884	95,502	95,502
Forward contracts on foreign exchange		188,891,016	12,173,813	345,584	345,584
Currency options	Sold	9,066,788	2,605,402	(385,816)	(275,520)
	Bought	8,478,209	2,540,274	345,333	204,985

Total		—	—	¥402,524	¥372,472

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

III.	Equity-related derivatives

		(in millions of yen)
		March 31, 2022
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥896,559	¥4,406	¥(34,100)	¥(34,100)
	Bought	370,048	7,189	10,308	10,308
Stock index options	Sold	1,143,562	430,080	(88,755)	5,929
	Bought	707,402	205,692	52,630	12,976
OTC transactions:
OTC securities option transactions	Sold	317,525	135,266	(26,881)	(11,305)
	Bought	635,470	574,374	44,900	42,855
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	583,079	79,171	2,418	2,418
	Receivable interest rate/ Payable index volatility	931,348	267,559	2,232	2,232
Forward transactions in OTC securities indexes	Sold	—	—	—	—
	Bought	51,201	—	(2,200)	(2,200)

Total		—	—	¥(39,447)	¥29,115

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2022
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥585,654	¥3,539	¥5,281	¥5,281
	Bought	332,348	15,668	(5,815)	(5,815)
Stock index options	Sold	1,177,726	466,210	(97,298)	(1,921)
	Bought	605,723	161,739	39,946	3,373
OTC transactions:
OTC securities option transactions	Sold	514,230	198,551	(31,061)	(9,076)
	Bought	878,048	706,208	43,005	37,945
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	647,926	88,800	(26,355)	(26,355)
	Receivable interest rate/ Payable index volatility	874,012	309,380	57,236	57,236
Forward transactions in OTC securities indexes	Sold	—	—	—	—
	Bought	65,465	—	(296)	(296)

Total		—	—	¥(15,359)	¥60,370

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

IV.	Bond-related derivatives

		(in millions of yen)
		March 31, 2022
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Bond futures	Sold	¥1,019,677	¥—	¥13,573	¥13,573
	Bought	1,035,372	—	(5,773)	(5,773)
Bond futures options	Sold	20,448	—	(119)	379
	Bought	948,334	—	2,431	(5,679)
OTC transactions:
Bond OTC options	Sold	199,097	—	(837)	56
	Bought	199,097	—	1,015	109
Bond forward contracts	Sold	608,392	—	(211)	(211)
	Bought	536,146	—	796	796
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	92,400	92,400	24,671	24,671
	Receivable variable rate/ Payable fixed rate	—	—	—	—
	Receivable variable rate/ Payable variable rate	292,854	292,854	26,764	26,764
	Receivable fixed rate/ Payable fixed rate	102,300	102,300	24,070	24,070
Total return swaps	Sold	—	—	—	—
	Bought	297,204	211,341	287	287

Total		—	—	¥86,671	¥79,047

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2022
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Bond futures	Sold	¥1,061,603	¥—	¥(251)	¥(251)
	Bought	780,673	—	(4,445)	(4,445)
Bond futures options	Sold	111,423	—	(494)	(8)
	Bought	1,621,338	—	3,745	(1,210)
OTC transactions:
Bond OTC options	Sold	160,458	—	(674)	368
	Bought	162,562	—	931	(134)
Bond forward contracts	Sold	600,750	—	8,313	8,313
	Bought	1,167,441	—	11,280	11,280
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	127,100	127,100	26,903	26,903
	Receivable variable rate/ Payable fixed rate	499	499	16	16
	Receivable variable rate/ Payable variable rate	282,140	282,140	57,973	57,973
	Receivable fixed rate/ Payable fixed rate	251,300	251,300	37,033	37,033
Total return swaps	Sold	—	—	—	—
	Bought	296,295	210,234	(19,569)	(19,569)

Total		—	—	¥120,763	¥116,270

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

V.	Commodity-related derivatives

		(in millions of yen)
		March 31, 2022
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable interest rate	¥62,234	¥62,234	¥(21,984)	¥(21,984)
	Receivable interest rate/ Payable index volatility	62,234	62,234	21,983	21,983
Commodity options	Sold	142	99	(50)	(47)
	Bought	43	—	5	2

Total		—	—	¥(45)	¥(44)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The commodities are mainly those related to oil, natural gas and other commodities.

		(in millions of yen)
		September 30, 2022
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable interest rate	¥74,016	¥74,016	¥(18,135)	¥(18,135)
	Receivable interest rate/ Payable index volatility	74,016	74,016	18,134	18,134
Commodity options	Sold	100	100	(24)	(24)
	Bought	—	—	—	—

Total		—	—	¥(25)	¥(25)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The commodities are mainly those related to natural gas and other commodities.

VI.	Credit-related derivatives

		(in millions of yen)
		March 31, 2022
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Credit default options	Sold	¥4,462,132	¥3,790,108	¥73,011	¥73,011
	Bought	5,240,650	4,577,637	(69,537)	(69,537)

Total		—	—	¥3,473	¥3,473

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

		(in millions of yen)
		September 30, 2022
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Credit default options	Sold	¥5,181,756	¥4,288,540	¥(17,627)	¥(17,627)
	Bought	6,102,868	5,334,403	25,080	25,080

Total		—	—	¥7,453	¥7,453

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

VII.	Other derivatives

		(in millions of yen)
		March 31, 2022
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥18,000	¥—	¥(403)	¥1,241
	Bought	18,000	—	399	(777)
Other	Sold	—	—	—	—
	Bought	5,779	2,141	—	—

Total		—	—	¥(3)	¥463

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2022
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥18,000	¥7,000	¥(294)	¥994
	Bought	18,354	7,000	648	(542)
Zero cost options related to investment trusts		10,319	10,319	8	8
Other	Sold	—	—	—	—
	Bought	6,838	2,534	—	—

Total		—	—	¥362	¥459

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

12.	Stock Options

Amount of, and income statement line-item for, expenses relating to stock options

	(in millions of yen)
	For the six months ended September 30,
	2021	2022
General and administrative expenses	¥5,863	¥5,369

13.	Revenue Recognition

Disaggregated information on revenues from contracts with customers

	(in millions of yen)
	For the six months ended September 30,
	2021	2022
Fees and commissions	¥822,700	859,244
Fees and commissions on remittances and transfers	87,971	80,376
Fees and commissions on deposits	28,975	32,915
Fees and commissions on loans (*1)	116,410	160,515
Fees and commissions on trust-related services	46,795	49,802
Fees and commissions on security-related services	96,156	73,530
Fees and commissions on credit card business (*1)	136,434	147,472
Fees and commissions on administration and management services for investment funds and investment advisory services	127,462	117,961
Guarantee fees (*2)	53,646	60,725
Other fees and commissions (*1)	128,846	135,943
Trust fees	71,607	71,411

(Notes)

1.	Include revenues that are not within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”
2.	Guarantee fees are not included within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”
3.

Fees and commissions on remittances and transfers were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Commercial Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on deposits were generated mainly through the Digital Service Business Group and the Global Commercial Banking Business Group. Fees and commissions on loans were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on trust-related services were generated mainly through the Asset Management & Investor Services Business Group. Fees and commissions on security-related services were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on credit card business were generated mainly through the Digital Service Business Group. Fees and commissions on administration and management services for investment funds and investment advisory services were generated mainly through the Asset Management & Investor Services Business Group. Trust fees were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Asset Management & Investor Services Business Group.

4.

For details of the performance obligations and the timing of revenue recognition for each revenue category, refer to“(15) Revenue Recognition” under “IV. Accounting policies” under “1. Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements.”

14.	Segment Information

I.	Business segment information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business.

Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Digital Service Business Group, Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Corporate & Investment Banking Business Group, Global Markets Business Group and Other.

Digital Service Business Group:	Providing financial services mainly in non-face-to-face transactions to individual and corporate customers, and promoting MUFG-wide digital transformation

Retail & Commercial Banking Business Group:	Providing services relating to finance, real estate and stock transfers to Japanese individual and corporate customers

Japanese Corporate & Investment Banking Business Group:	Providing services relating to finance, real estate and stock transfers to large Japanese corporate customers

Global Commercial Banking Business Group:	Providing financial services to individual and small to medium sized corporate customers of overseas commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration services to domestic and overseas investor and asset manager customers

Global Corporate & Investment Banking Business Group:	Providing financial services to large non-Japanese corporate customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

(2)	Methods of calculation of net revenue, operating profit (loss), and fixed assets for each reporting segment

The accounting methods applied to the reported business segments, except the scope of consolidation, are generally consistent with the methods described in “1. Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements” above. The scope of consolidation includes MUFG’s major subsidiaries. The reported figures are generally prepared based on internal managerial accounting rules before elimination of inter-segment transactions and other consolidation adjustments. Net revenue and operating expenses attributable to multiple segments are reported in accordance with internal managerial accounting rules generally calculated based on market value.

Fixed assets for each reporting segment disclosed below represent the tangible fixed assets and intangible fixed assets related to the Bank and Mitsubishi UFJ Trust and Banking Corporation (“the Trust Bank”) as allocated to each reporting segment.

(a)	Changes in the method of calculation of operating profit (loss) of each reporting segment

From the six months ended September 30, 2022, MUFG has changed the method of allocation of net revenue and operating expenses among reporting segments and has accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the six months ended September 30, 2021 has been restated based on the new calculation method.

(3)	Information on net revenue, operating profit (loss), and fixed assets for each reporting segment

For the six months ended September 30, 2021

	(in millions of yen)
	For the six months ended September 30, 2021
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥372,365	¥279,200	¥265,801	¥374,110	¥176,005	¥235,666	¥1,703,149	¥280,813	¥23,075	¥2,007,038
BK and TB combined	132,432	181,832	206,409	872	52,662	155,936	730,147	192,089	72,412	994,649
Net interest income	111,653	82,508	97,189	872	4,121	74,241	370,588	127,579	84,167	582,335
Net non-interest income	20,779	99,323	109,219	—	48,541	81,695	359,559	64,509	(11,755)	412,313
Other than BK and TB combined	239,932	97,367	59,392	373,238	123,342	79,729	973,001	88,723	(49,336)	1,012,389
Operating expenses	278,270	245,462	156,864	263,900	118,335	140,799	1,203,632	119,616	49,486	1,372,736

Operating profit (loss)	¥94,094	¥33,737	¥108,937	¥110,210	¥57,669	¥94,866	¥499,516	¥161,196	¥(26,411)	¥634,301

(Notes)

1.	“BK” refers to MUFG Bank, Ltd. and “TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
2.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
3.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
4.	“Operating expenses” includes personnel expenses and premise expenses.
5.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

For the six months ended September 30, 2022

	(in millions of yen)
	For the six months ended September 30, 2022
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥371,130	¥281,912	¥346,083	¥447,356	¥177,227	¥345,159	¥1,968,869	¥360,582	¥15,449	¥2,344,900
BK and TB combined	126,614	192,742	278,492	27,253	53,008	247,217	925,329	225,605	25,209	1,176,143
Net interest income	107,676	90,506	153,058	27,326	5,252	114,246	498,066	580,543	81,422	1,160,032
Net non-interest income	18,937	102,235	125,434	(73)	47,756	132,971	427,262	(354,938)	(56,212)	16,111
Other than BK and TB combined	244,516	89,169	67,590	420,102	124,219	97,941	1,043,540	134,976	(9,760)	1,168,756
Operating expenses	261,881	226,474	165,960	304,971	123,384	168,316	1,250,990	135,279	69,033	1,455,302

Operating profit (loss)	¥109,248	¥55,437	¥180,122	¥142,384	¥53,842	¥176,842	¥717,878	¥225,302	¥(53,584)	¥889,597

Fixed assets at period end	147,479	199,083	157,075	1,189	13,749	134,465	653,043	108,722	541,501	1,303,268
Increase in fixed assets	15,186	20,963	17,669	425	3,246	9,690	67,182	10,405	9,637	87,225
Depreciation and amortization	5,145	10,968	18,034	92	2,781	15,459	52,481	13,260	8,818	74,560

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.

“Fixed assets at period end” for each reporting segment in the above table represents those related to the Bank and the Trust Bank. Those fixed assets and consolidation adjustments related to MUFG and its other consolidated subsidiaries, which are not allocated to reporting segments, were ¥1,422,376 million. With respect to such fixed assets not allocated to reporting segments, certain related expenses are allocated to reporting segments on a reasonable basis.

5.	“Increase in fixed assets” for each reporting segment in the above table represents such increase related to the Bank and the Trust Bank.
6.	“Depreciation and amortization” for each reporting segment in the above table represents those related to the Bank and the Trust Bank.

(4)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding six-month period

	(in millions of yen)
	For the six months ended September 30,
	2021	2022
Total operating profit of reporting segments	¥634,301	¥889,597
Operating profit of consolidated subsidiaries excluded from reporting segments	(144)	(203)
Provision for general allowance for credit losses	—	45,158
Credit related expenses	(73,096)	(363,896)
Gains on reversal of allowance for credit losses	43,749	—
Gains on reversal of reserve for contingent losses included in credit costs	5,444	27,960
Gains on loans written-off	41,760	46,945
Net gains on equity securities and other securities	126,065	76,125
Equity in earnings of equity method investees	218,377	239,246
Others	(10,450)	(369,837)

Ordinary profit in the consolidated statement of income	¥986,006	¥591,094

(Note)

In connection with the planned sale of the shares in MUB, an aggregate of ¥631,861 million of losses were recognized primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” These losses consist mainly of ¥385,215 million of valuation losses related to securities held for sale, which are included in “Others”, and ¥232,571 million of valuation losses related to loans held for sale, which are included in “Credit related expenses.”

II.	Related information

For the six months ended September 30, 2021

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a)	Ordinary income

(in millions of yen)
For the six months ended September 30, 2021
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥1,666,644	¥575,822	¥144,266	¥520,274	¥51,412	¥2,958,419

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

(in millions of yen)
September 30, 2021
Japan	United States	Others	Total
¥1,030,031	¥91,665	¥148,739	¥1,270,436

(3)	Information by major customer

None.

For the six months ended September 30, 2022

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a)	Ordinary income

(in millions of yen)
For the six months ended September 30, 2022
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥2,358,675	¥844,590	¥187,519	¥806,720	¥116,712	¥4,314,217

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

(in millions of yen)
September 30, 2022
Japan	United States	Others	Total
¥990,701	¥108,378	¥169,235	¥1,268,316

(3)	Information by major customer

None.

III.	Information on impairment losses on fixed assets by reporting segment

Starting for the fiscal year ended March 31, 2022, impairment losses on fixed assets are allocated to reporting segments. Total impairment losses on fixed assets for the six months ended September 30, 2021 were ¥21,484 million.

For the six months ended September 30, 2022

	(in millions of yen)
	For the six months ended September 30, 2022
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Impairment losses	¥1,093	¥2,945	¥13	¥0	¥—	¥3	¥4,056	¥5	¥686	¥4,747

(Note)

Impairment losses on fixed assets related to MUFG and its consolidated subsidiaries other than those related to the Bank and the Trust Bank are not allocated to reporting segments. Such unallocated impairment losses for the six months ended September 30, 2022 were ¥2,091 million.

IV.	Information on amortization and unamortized balance of goodwill by reporting segment

For the six months ended September 30, 2021

	(in millions of yen)
	For the six months ended September 30, 2021
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥87	¥—	¥22	¥1,431	¥5,816	¥1,539	¥8,896	¥—	¥—	¥8,896
Unamortized balance at period end	963	—	409	32,631	204,284	40,123	278,413	—	—	278,413

For the six months ended September 30, 2022

	(in millions of yen)
	For the six months ended September 30, 2022
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥87	¥130	¥22	¥1,635	¥6,623	¥1,724	¥10,223	¥—	¥—	¥10,223
Unamortized balance at period end	788	1,109	365	34,278	218,768	40,530	295,840	—	—	295,840

V.	Information on gains on negative goodwill by reporting segment

None.

15.	Business Combinations

(Additional Information)

(Valuation losses of a foreign subsidiary which are expected to be reflected in MUFG’s consolidated financial statements as of the end of and for the third quarter of the fiscal year ending March 31, 2023)

In connection with the planned sale of the shares in MUB, it is currently estimated that MUAH will recognize an aggregate of approximately ¥410 billion of losses for the quarter ended September 30, 2022, primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” It is also currently estimated that the aggregate estimated losses will reflect approximately ¥210 billion of valuation losses related to securities held for sale to be recorded as Other operating expenses and approximately ¥220 billion of valuation losses related to loans held for sale to be recorded as Other ordinary expenses. All of the losses recognized by MUAH are expected to be reflected in MUFG’s consolidated financial statements as of the end of and for the third quarter of the fiscal year ending March 31, 2023.

The closing of the sale of the shares in MUB is expected to occur on December 1, 2022, subject to the satisfaction of the remaining closing conditions. Any Gains on sale of shares in subsidiaries resulting from the sale of the shares in MUB are expected to be reflected in MUFG’s consolidated financial statements as of the end of and for the fourth quarter of the fiscal year ending March 31, 2023.

16.	Per Share Information

I.	Total equity per common share and the bases for the calculation for the periods indicated were as follows:

	(in yen)
	As of March 31, 2022	As of September 30, 2022
Total equity per common share	¥1,349.51	¥1,368.66

	(in millions of yen)
	As of March 31, 2022	As of September 30, 2022
Total equity	¥17,988,245	¥17,850,938
Deductions from total equity:
Non-controlling interests	964,471	1,029,621

Total deductions	964,471	1,029,621

Total equity attributable to common shares	¥17,023,773	¥16,821,316

	(in thousands)
	As of March 31, 2022	As of September 30, 2022
Number of common shares at period end used for the calculation of total equity per common share	12,614,699	12,290,302

II. Basic earnings per common share and diluted earnings per common share and the bases for the calculation for the periods indicated were as follows:

	(in yen)
	For the six months ended September 30,
	2021	2022
Basic earnings per common share	¥60.86	¥18.50
Diluted earnings per common share	60.69	18.32

	(in millions of yen)
	For the six months ended September 30,
	2021	2022
Profits attributable to owners of parent	¥781,433	¥231,091
Profits not attributable to common shareholders	—	—

Profits attributable to common shareholders of parent	¥781,433	¥231,091

	(in millions of yen)
	For the six months ended September 30,
	2021	2022
Adjustments to profits attributable to owners of parent	¥(2,223)	¥(2,174)
Adjustments related to dilutive shares of consolidated subsidiaries and others	(2,223)	(2,174)

	(in thousands)
	For the six months ended September 30,
	2021	2022
Average number of common shares during the periods	12,838,768	12,489,571
Increase in common shares	—	—

For the six months ended September 30,
	2021	2022
Description of antidilutive securities which were not included in the calculation of diluted earnings per common share	Share subscription rights issued by equity method affiliates:	Share subscription rights issued by equity method affiliates:
	Morgan Stanley	Morgan Stanley
	Stock options and others — 0 million units as of June 30, 2021	Stock options and others — 6 million units as of June 30, 2022

III.

The shares of MUFG common stock remaining in the BIP trust, which were included in the treasury stock as part of shareholders’ equity, were deducted from the average number of common shares for each reporting period used for the calculation of earnings per common share and from the number of common shares as of the end of each reporting period used for the calculation of total equity per common share. The average number of such treasury stock deducted from the calculation of earnings per common share for the six months ended September 30, 2021 and 2022 was 33,016 thousand shares and 30,558 thousand shares, respectively, and the number of such treasury stock deducted from the calculation of total equity per common share as of March 31, 2022 and September 30, 2022 was 31,660 thousand shares and 28,749 thousand shares, respectively.

17.	Subsequent Events

(Closing Date of the Sale of MUFG Union Bank, N.A. and Transfer of Certain Businesses of MUFG Union Bank, N.A.)

On September 21, 2021, MUAH, a subsidiary of MUFG whose financial statements as of the end of and for the six-month period ended June 30, 2022 have been consolidated with MUFG’s financial statements included in this report, entered into a Share Purchase Agreement with USB to sell all of the shares in MUB held by MUAH. All of the regulatory approvals necessary to complete the transfer of the MUB shares to USB (the Share Transfer) and related transactions contemplated by the Share Purchase Agreement have been obtained on or prior to October 19, 2022. Accordingly, the closing of the Share Transfer is expected to occur on December 1, 2022, subject to the satisfaction of the remaining closing conditions. Any Gains on sale of shares in subsidiaries resulting from the Share Transfer are expected to be reflected in MUFG’s consolidated financial statements as of the end of and for the fourth quarter of the fiscal year ending March 31, 2023.

The MUB businesses that will be transferred to USB through the Share Transfer exclude the GCIB (Global Corporate & Investment Banking) business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that will be retained by MUB), the Global Markets business to the extent related to the GCIB business, which consist of transactions with clients and investors, and certain assets and liabilities, etc. that are part of shared middle and back office functions, etc. Such businesses, and the customer assets and liabilities, etc. related to these businesses (including related transactions with such customers), are being transferred to the Bank and MUAH in phases prior to the Share Transfer for consideration paid in the form of cash.

I.	Business Divestiture

(1)	Outline of the business divestiture

(a)	Name of the acquiring entity

U.S. Bancorp

(b)	Description of the businesses to be divested

Retail and Commercial Banking businesses of MUB

(c)	Main objectives of the business divestiture

MUFG has viewed the U.S. regional banking business as an important business for the group’s strategy. At the same time, given MUB’s current business environment, including the need for increased technology investments as part of digital transformation, a certain scale is required to maintain and strengthen MUB’s competitiveness.

Under these circumstances, MUFG concluded that transferring MUB to USB, a major U.S. bank with a strong business foundation, is the most appropriate decision that is expected to lead to providing higher quality financial services to customers and communities and unlock MUB’s potential franchise value. From the perspective of MUFG’s optimization of management resources under the current medium-term business plan, MUFG determined that the sale of MUB and the shift of focus to corporate transactions in the United States are expected to maximize shareholder value through an increase in capital efficiency.

(d)	Date of the business divestiture

Expected to be effective on December 1, 2022

(e)	Legal form of the business divestiture

Transfer of shares for consideration to be paid in the form of cash and shares

(2)	Name of the reporting segment in which the businesses to be divested are mainly included

Global Commercial Banking Business Group

(3)	Overview of continued involvement related to the business divestiture

MUFG expects to hold an investment in USB upon receipt of shares of USB as part of the consideration for the Share Transfer.

In addition, the Bank and USB will enter into a Transitional Service Agreement and a Reverse Transitional Service Agreement with an aim for both the Bank and MUB to be able to smoothly continue to provide high quality financial services even after the Share Transfer. The Bank is expected to provide and receive certain services based on such agreements.

In addition, the corporate credit card business for GCIB business customers and certain Japanese customers that is currently run by MUB is expected to be transferred from MUB to the Bank after the Share Transfer, subject to certain conditions precedent, including the receipt of regulatory approval.

II.	Transaction under Common Control

(1)	Overview and objectives of the business transfer

The GCIB business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that will be retained by MUB), the Global Markets business to the extent related to the GCIB business, which consist of transactions with clients and investors, and certain assets and liabilities, etc. that are part of shared middle and back office functions, etc., are being transferred to the Bank and MUAH in phases prior to the Share Transfer.

The MUFG group will continue to view the U.S. market as a strategically important market after the Share Transfer and, through this transaction, aims to optimize management resources with a strategic focus on corporate transactions where the MUFG group believes it can leverage its strengths.

(2)	Overview of the accounting treatment to be applied

The transaction will be treated as a transaction under common control under ASBJ Statement No. 21, “Accounting Standard for Business Combinations” (ASBJ, January 16, 2019), and ASBJ Implementation Guidance No. 10, “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ, January 16, 2019).

(Results of repurchase and cancellation of own shares)

MUFG resolved, at a meeting of the Board of Directors held on May 16, 2022, to repurchase and cancel shares of its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Company Act, in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Company Act and Article 44 of its Articles of Incorporation, and the provisions of Article 178 of the Company Act.

The results of the share repurchase executed on and after October 1, 2022, and an outline of the planned share cancellation are as follows:

I.	Results of the repurchase of own shares

(1)	Type of shares repurchased: Common shares of MUFG

(2)	Aggregate number of shares repurchased: 91,628,300 shares

(3)	Aggregate amount of repurchase price: JPY 61,352,539,787

(4)	Repurchase period: From October 1, 2022 to October 28, 2022

(5)	Repurchase method: Market purchases on the Tokyo Stock Exchange

II.	Outline of the cancellation of own shares

(1)	Type of shares to be canceled: Common shares of MUFG

(2)	Number of shares to be canceled: 418,926,300 shares

(3)	Scheduled cancellation date: November 30, 2022

(Repurchase and cancellation of own shares)

MUFG resolved, at a meeting of the Board of Directors held on November 14, 2022, to repurchase shares of its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Company Act, in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Company Act and Article 44 of its Articles of Incorporation, and to cancel the repurchased shares of its common stock in accordance with the provisions of Article 178 of the Company Act.

I.	Reasons for the repurchase and cancellation of own shares

MUFG seeks to enhance shareholder returns primarily through dividends, while pursuing an optimal balance between effective capital management and strategic investments for growth.

MUFG intends to agilely engage in repurchases of shares of its own stock as a means to return profits to shareholders and improve capital efficiency, taking into account its business performance and capital position, opportunities for growth investments, and market conditions including stock prices. As a general policy, MUFG intends to cancel treasury shares to the extent that such shares exceed approximately 5% of its total issued shares (including treasury shares).

II.	Outline of the repurchase of own shares

(1)	Type of shares to be repurchased: Common shares of MUFG

(2)	Aggregate number of shares to be repurchased: Up to 300,000,000 shares (equivalent to 2.4% of the total number of issued shares (excluding treasury shares))

(3)	Aggregate amount of repurchase price: Up to JPY 150,000,000,000

(4)	Repurchase period: From December 2, 2022 to January 31, 2023

(5)	Repurchase method: Market purchases on the Tokyo Stock Exchange

(The repurchase is expected to commence after the transfer of all of the MUB shares to USB takes place on December 1, 2022.)

III.	Outline of the cancellation of own shares

(1)	Type of shares to be canceled: Common shares of MUFG

(2)	Number of shares to be canceled: Total number of shares repurchased as described under II. above

(3)	Scheduled cancellation date: February 28, 2023